Exhibit 99.1

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

2017 NOTICE OF MEETING | PROXY STATEMENT AND INFORMATION CIRCULAR

VERMILION ENERGY

FRONT COVER THEME

Named after the scenic Vermilion Lakes nestled in the Canadian Rockies, Vermilion Energy is a Canadian based international energy producer with over 20 years of strong value creation. The Vermilion Lakes are known for their reddish ochre waters, and the name represents a vibrant energy company that aims to deliver superior shareholder returns through distinctive assets and strategic depth.

ABOUT VERMILION

Vermilion is a publicly traded, widely held, international oil and gas producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations positioned around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources.

VERMILION’S INTERNATIONAL ADVANTAGE:

ñ	Focused in three core areas: Europe, North America and Australia.
ñ	Global asset portfolio provides commodity diversification and premium pricing.
ñ	Diversified product portfolio reduces price correlation, increasing the stability of our cash flows.
ñ	Project diversification allows allocation of capital investment to the highest return commodity products and jurisdictions, increasing return on capital employed and delivering more reliable growth.
ñ	Greater selection of business development opportunities due to global reach.
ñ	Less competitive merger and acquisition market outside of North America increases returns.

VERMILION IS THE ONLY ONE OF ITS CANADIAN PEERS WITH GLOBAL EXPOSURE.

Our Successful Strategy

ñ	We seek to deliver annual organic production growth along with reliable and increasing dividends to our shareholders.
ñ	Our international asset base provides the high margins, low base production decline rates and strong capital efficiencies necessary to support our self-funded growth-and-income business model.
ñ	We have developed a deep and diversified inventory of conventional and semi-conventional projects which we manage at an organic growth rate appropriate to our asset base and business model.
ñ	We seek to augment our organic growth targets with opportunistic and accretive acquisitions that are subject to disciplined tests to ensure they add long-term value for our shareholders.
ñ	We prioritize our balance sheet to preserve our financial flexibility and have historically maintained leverage ratios that are more conservative than most of our peers.

Our Track Record

ñ	Our history spans 23 years of successful operations. Vermilion has generated a compound annualized total return[1] of 8.7% over the last five years and 30.6% since our inception in 1994.
ñ	We have increased our dividend three times since it was initiated in 2003 and we have never reduced it.
ñ	Our prudent financial management allowed us to enter the commodity downturn in a position of relative financial strength.
ñ	Our continued focus on cost management and capital efficiencies has enabled us to significantly reduce our level of capital investment while maintaining our targeted production growth profile.
ñ	We are recognized as a premier operator both onshore and offshore in our regions of operation.

Our Quality Assets

ñ	Our operations are focused in three core regions – North America, Europe and Australia – providing diverse commodity exposure and a breadth of opportunity.
ñ	We have a growing portfolio of emerging exploration and development opportunities.
ñ	We had a reserve life index of 13.1 years[2] at year-end 2016.

Our Proven Leadership

ñ	Our Board of Directors (“Board”) has been consistently recognized for strong corporate governance.
ñ	In 2016, Vermilion was ranked 3rd within the oil and gas sector, and among the top quartile of companies in the S&P/TSX composite index in the Globe and Mail’s annual Board Games governance report.
ñ	Vermilion has been recognized year-over-year by the Canadian Coalition for Good Governance (“CCGG”) in their Best Practices for Proxy Disclosure, which promotes accurate, complete and substantive disclosure to shareholders.
ñ	Vermilion has been recognized for excellence in governance practices by Institutional Shareholder Services achieving a QualityScore decile rating of “1”, representing the highest score attainable. ISS QualityScore is a scoring solution supported by data on board structure, compensation, shareholder rights and audit, designed to help institutional investors identify governance risk within portfolio companies.
ñ	Our management team averages more than 35 years of industry experience led by Mr. Anthony Marino, our President and Chief Executive Officer since March 1, 2016 and Lorenzo Donadeo, one of the three co-founders of Vermilion (as Chief Executive Officer up to March 1, 2016 and now as Chair of the Board).
ñ	Vermilion has been ranked a TopGun energy company by institutional investors and sell-side professionals in the Brendan Wood International (“BWI”) Shareholder Confidence Reports.[3] TopGun status is the highest level of confidence attainable in the survey. In the polls, shareholders have uniformly accredited, Vermilion, Vermilion’s Board, CEO and senior management with TopGun status ranking Vermilion’s strategy, leadership and governance at the highest levels of the confidence index. For 2015/2016, our Company, Board and executives were awarded the following recognition by BWI:
ñ	“TopGun Company” status attests to the highest levels of confidence in our company by major institutional investors who own or have the ability to own the stock in sizable stakes.
ñ	“TopGun Board” status accredits the highest levels of confidence in our Board by majority institutional investors.
ñ	“TopGun CEO” recognizes exceptional work ethic, smart decision making process, facing challenges head-on and most importantly, determination to deliver to shareholders.
ñ	“TopGun CFO” recognizes the ability to capture attention and respect of investors for perceived exceptional financial management, shareholder reporting and communication.

We are one out of seven companies in Canada that was honoured with all four TopGun designations.

ñ	Vermilion has been recognized by Great Place to Work® Institute as a Best Workplace in Canada, France, the Netherlands and in Germany, in the Berlin-Brandenburg region.
ñ	Vermilion was named to the CDP Climate “A” List, which recognizes companies for their actions in mitigating climate change. We were one of only five oil and gas companies in the world, and the only energy company in North America, to be awarded this distinction.
ñ	Vermilion’s sustainability performance has earned consistently strong and improving rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Corporate Knights Future 40’s 2014 inaugural listing.
ñ	Between 2013 and 2016, Vermilion's MSCI ESG (environment, social and governance) rating increased from BB to BBB, and our score on MSCI's Governance Metrics Report ranks Vermilion in the 90th percentile globally. These recognitions reflect our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

Notes:
1.	Annualized total returns are calculated to December 31, 2016.
2.	Based on total proved plus probable reserves and annualized fourth quarter 2016 consolidated production. Estimated proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.
3.	Brendan Wood International, Global Shareholder Confidence Reports 2015, 2014, 2013 and 2012.

Executive Summary

SUMMARY

You can find the key highlights of our proxy statement and key results for 2016 in the next few pages. Please refer to the Strategic Highlights section starting on page 55 for full details of our 2016 performance.

BUSINESS HIGHLIGHTS

The commodity price environment continued to be challenging during 2016. In spite of the environment, 2016 was a successful year for Vermilion. Vermilion is the only one of its peers that has never cut its dividend. See peer group details on page 51.

Financial and Operational Performance

($M except as indicated) Financial	Year Ended		% Change
	Dec 31, 2016	Dec 31, 2015
Petroleum and natural gas sales	882,791	939,586	(6%)
Fund flows from operations[1]	510,791	516,167	(1%)
Fund flows from operations ($/basic share)[1]	4.41	4.71	(6%)
Capital expenditures	242,408	486,861	(50%)
Dividends ($/share)	2.58	2.58	–
Payout (% of fund flows from operations)[1]	70%	121%	(42%)
Operational
Production (boe/d)	63,526	54,922	16%
Proved reserves (mmboe)[2]	175.8	160.7	9%
Proved plus probable reserves (mmboe)[2]	290.1	260.9	11%
Operating recycle ratio[1] (2P including FDC)	4.9x	3.6x	36%
Average Reference Prices
WTI (US $/bbl)	43.32	48.80	(11%)
Dated Brent (US $/bbl)	43.69	52.46	(17%)
AECO ($/mmbtu)	2.16	2.69	(20%)
TTF ($/mmbtu)	6.00	8.23	(27%)

Notes:

1.	Non-standardized or non-GAAP financial measure. See Advisory in Schedule “F”.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.

Executive Appointments

The following executive changes are part of a long-term succession plan that was undertaken by the Board and senior executives:

ñ	Mr. Anthony Marino was promoted to the position of President and Chief Executive Officer from President and Chief Operating Officer, effective March 1, 2016. Mr. Marino joined Vermilion in June 2012 as Executive Vice President and Chief Operating Officer, and was named President and Chief Operating Officer in March 2014. Mr. Marino is an accomplished senior executive with a proven track record of high shareholder returns during his 35-year career in the energy industry.
ñ	Mr. Michael Kaluza was promoted to the position of Executive Vice President and Chief Operating Officer from Vice President, Canada Business Unit, effective March 1, 2016. Mr. Kaluza joined Vermilion in February 2013 as the Director of our Canadian Business Unit, and was promoted to Vice President of our Canadian Business Unit in May 2014. Mr. Kaluza has over 30 years of operations and executive management experience.

Board of Directors Appointments

ñ	Mr. Lorenzo Donadeo was appointed Chair of the Board; Mr. Larry Macdonald was appointed Lead Director; and Mr. Anthony Marino was appointed to the Board of Directors, all effective March 1, 2016.
ñ	Mr. Robert Michaleski was appointed to the Board of Directors on October 3, 2016.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 1

Executive Summary

COMPENSATION HIGHLIGHTS

The compensation of our Named Executive Officers (“NEOs”) reflects our strong results in 2016 under current market conditions. The NEOs include the President and Chief Executive Officer and Executive Vice Presidents (“executives”) and Managing Director, Australia Business Unit.

Comparing Shareholder Value and NEO Compensation

ñ	The chart below shows the trend in total compensation paid to our NEOs, compared to our annual total shareholder return. To demonstrate our continued commitment to containing costs into 2017, base salaries for executives in the same position year-over-year have been kept flat to 2014 rates, providing a zero percent increase for the April 2017 annual review date. This is the third consecutive year our executives did not receive a base salary increase.
ñ	Annual bonuses have increased in 2016 on average by 20% for executives in the same position year-over-year to reflect the improving corporate performance despite the current commodity price environment. However, executive bonuses remain 58% below 2013 bonuses paid in 2014, as a cost reducing response to the commodity downturn.
ñ	April 2016 share award grants for executives in the same position year-over-year were decreased on average by 3% compared to the 2015 levels which were reduced on average by 8% compared to 2014 share award grants as part of a corporate-wide reduction of award levels.
ñ	Total NEO compensation was reduced by 16% in 2016 as compared to 2015 in part due to the change in NEOs.
ñ	The Board exercised its discretion and reduced the Board of Directors 2016 share award grant by 7% compared to 2015 in line with corporate-wide compensation reductions made in 2015. The Board of Directors 2017 share award grants have been kept flat to the 2016 share award grants.

Notes:

1.	Effective March 1, 2016, Mr. Marino was appointed as President and Chief Executive Officer (previously President and Chief Operating Officer).
2.	NEOs vary from year-to-year.
3.	Annual total shareholder return (“TSR”).

Annualized Total Shareholder Return1

Notes:

1.	Annualized total shareholder return for periods ended December 31, 2016.
2.	Three and five year peers’ average TSR excludes Seven Generations Energy Ltd. as it was not publicly traded prior to October 2014.

Page 2 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Summary

Key Features of our Executive Compensation Program

✓	2017 base salaries continue to be held flat at 2014 levels for those executives in the same position year-over-year, representing the third consecutive year our executives did not receive a base salary increase.
✓	Three-year average of 98% support for annual ‘Say on Pay’ advisory vote.
✓	Linking pay to performance.
✓	Two scorecards fully disclosed, one for short-term and one for long-term incentive programs using different metrics over different time-periods.
✓	Stress-testing (looking at potential payouts over a number of result scenarios); and back-testing (checking that payouts were what we expected).
✓	Robust anti-hedging policy prohibiting directors and officers from hedging Vermilion shares with no exceptions granted.
✓	Clawback policy authorizing recoupment of compensation that results from intentional misconduct.
✓	President and Chief Executive Officer share ownership guideline is: (i) five times annual base salary; and (ii) must hold at least one times his annual base salary in shares for at least 12 months after he resigns or retires.
✓	Active engagement between our executives, Board and shareholders in accordance with our disclosure policy.

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation as set out in this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold a non-binding advisory vote at the 2017 annual general meeting of shareholders on April 28, 2017, (the “Meeting”), on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the fourth year we are holding a non-binding advisory vote with an average 98% shareholder support over the last three years.

Anti-Hedging Policy

Vermilion has an anti-hedging policy that prohibits all directors and officers from engaging in any arrangement that is designed to hedge. The policy is a robust anti-hedging policy aligned with best governance practices. See details on page 53.

Clawback Policy

The company has a clawback policy to demonstrate that the Board will act on behalf of shareholders to hold management accountable for their actions. The clawback policy requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement. See details on page 53.

Ownership Policy

The share ownership policy demonstrates Vermilion’s commitment to aligning executives with shareholders’ interests as owners of the Company.

Executives must meet and maintain their share ownership targets within five years of being appointed to the position. As of March 1, 2017, all executives exceeded their share ownership requirements.

The President and Chief Executive Officer (“President & CEO”) must continue to hold at least one times his base salary in shares for at least 12 months after he resigns or retires.

We do not have a restriction on sale of shares after vesting. We believe our ownership policy is the right mechanism to ensure executives’ interests are aligned to shareholders.

The share ownership requirement for executives is as follows:

Position	Required Share Ownership
President & CEO	5 times base salary
Executives	3 times base salary

Compensation Risk

We ensure good governance around our executive compensation by providing the Governance and Human Resources Committee with possible payouts under various market conditions when we are seeking approval of compensation programs. This stress-testing ensures that the Committee understands the range of potential compensation when it makes its recommendations to the Board.

We also provide the Committee with back-testing analysis that shows whether the actual amounts recommended for payout under the compensation programs are aligned with our initial expectations and overall corporate performance. Total compensation is targeted between median and top quartile, depending on Company and individual performance. A combination of superior individual and corporate performance results in above the median compensation.

We have two scorecards, one for short-term and one for long-term incentive programs using different metrics over different time-periods. As a best governance practice, we disclose our scorecards, including the metrics, rationale for metrics chosen, pre-established targets, achieved results and the final overall score linked to our compensation program. See details starting on page 57.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 3

Executive Summary

MEETING DETAILS

Number of Directors

We recommend to fix the number of directors to be elected at the Meeting at nine.

Board Nominees

We recommend you elect the following nominees as directors of Vermilion:

Year Appointed		Key Experience	Committees				Overall Attendance	Other Public Companies	Ownership Multiple Requirement	Ownership Multiple
			AC	GHR	HSE	IR
Independent Directors
Macdonald[1] (Lead Director)	2002	48 years Oil & Gas	✓	Chair	✓	✓	100% (15/15)	None	3 times annual retainer + share based entitlement	14.1 times
Leiker	2012	40 years Oil & Gas				✓	86% (6/7)	SM Energy Company	3 times annual retainer + share based entitlement	4.4 times
Madison	2004	52 years Oil & Gas			Chair	✓	100% (10/10)	Canadian Oil Recovery and Remediation Enterprises Ltd.	3 times annual retainer + share based entitlement	14.4 times
Marchant	2010	37 years Oil & Gas			✓	✓	100% (10/10)	Valeura Energy Inc. Cub Energy Inc.	3 times annual retainer + share based entitlement	12.3 times
Michaleski[2]	2016	38 years Oil & Gas	✓				100% (2/2)	Essential Energy Services Pembina Pipeline Corporation	3 times annual retainer + share based entitlement	Has until October 3, 2021 to comply
Raiss	2014	33 years Oil & Gas Telecomm- unications		✓	✓		100% (12/12)	Ritchie Bros. Auctioneers Incorporated Loblaw Companies Limited Commercial Metals Company	3 times annual retainer + share based entitlement	3.5 times
Williams[2]	2015	33 years Oil & Gas	Chair	✓			100% (12/12)	Enbridge Inc.	3 times annual retainer + share based entitlement	Has until February 27, 2020 to comply
Non-Independent Directors
Donadeo[3] (Chair of the Board)	1994	36 years Oil & Gas					100% (5/5)	None	3 times annual retainer + share based entitlement	631.2 times
Management Directors
Marino[4]	2016	35 years Oil & Gas					100% (5/5)	None	5 times base salary	17.2 times

Committees: AC = Audit; GHR = Governance and Human Resources; HSE = Health, Safety and Environment; IR = Independent Reserves

Notes:

1.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board.
2.	Mr. Michaleski and Ms. Williams have five years from their respective appointment dates to comply with share ownership requirements.
3.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer.
4.	Mr. Marino, President and Chief Executive Officer, was appointed to the Board on March 1, 2016.

This year, 78% of our nominees for election as directors are independent. Mr. Donadeo, Vermilion’s former Chief Executive Officer, and Mr. Marino, Vermilion’s President and Chief Executive Officer, are the only two non-independent directors. In 2016, total compensation paid to non-executive directors was $2,181,274.

Page 4 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Summary

Auditors

We recommend that you appoint Deloitte LLP as our auditors. They have been our auditors since December 16, 2002. In 2016, 96% of the fees paid to the auditors were for audit and audit-related services.

Advisory Vote on Executive Compensation

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that you accept the approach to executive compensation.

2016 NEO Compensation

Below are the various compensation elements that comprised NEO pay in 2016.

2016 NEOs	Base Salary Rate ($)	Bonus[1] ($)	Share Awards Value[2] ($)	Share Savings Plan Benefits ($)	Other Compensation[3] ($)	Total Compensation ($)
Marino	446,250	213,850	3,011,815	46,462	7,581	3,725,958
Hicks	340,000	130,800	1,400,065	35,700	8,085	1,914,650
Kaluza	340,000	133,650	1,028,268	35,405	7,581	1,544,904
Jasinski	290,000	109,900	680,447	30,450	12,580	1,123,377
Lake[4]	393,425	44,652	338,471	n/a	79,925	856,473

Notes:

1.	The value of 2016 NEO bonus payments ($588,200, excluding Mr. Lake) was paid March 8, 2017 through the issuance of shares from treasury with immediate vest. Mr. Lake’s 2016 bonus is payable in cash on March 30, 2017.
2.	Share awards granted April 1, 2016.
3.	Other compensation includes parking allowance for Messrs. Marino, Hicks, Kaluza and Lake and Ms. Jasinski and executive health benefits for Ms. Jasinski.
4.	Mr. Lake is based in Australia and is paid in Australian dollars. The values reported have been converted to Canadian dollars using the exchange rate (0.9707) on December 30, 2016. Other compensation for Mr. Lake includes the superannuation benefit which is a standard benefit specific to Australian employees and a vehicle allowance.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 5

Shareholder and Voting Information

INVITATION TO SHAREHOLDERS

Dear Vermilion Shareholder,

It is our pleasure to invite you to attend our annual general meeting to be held on Friday, April 28, 2017 at 10:00 am MDT time in the Ballroom of the Metropolitan Centre, Calgary. At the Meeting you will hear about our 2016 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other shareholders.

Please take some time to read this Circular. It contains important information about the Meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Friday, April 28, 2017 at 10:00 a.m. MDT time
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 10, 2017
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2016;
2. fixing the number of directors to be elected at the Meeting at nine directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors; and
5. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page 9) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Anthony Marino”)

Anthony Marino

President and Chief Executive Officer

Page 6 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Shareholder and Voting Information

GENERAL INFORMATION

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust (the “Trust”) converted to a corporation on September 1, 2010 following which it amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd., on January 1, 2013 and with its subsidiary, Vermilion Energy (Sask) Ltd., on January 1, 2015. Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”. We use the following abbreviations for the names of the Committees in tables:

ñ	AC = Audit
ñ	GHR = Governance and Human Resources
ñ	HSE = Health, Safety and Environment
ñ	IR = Independent Reserves

Common Shares Outstanding

At the close of business on March 1, 2017, there were 118,720,536 Common Shares outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had, during 2016, a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or executives. As a result, there are no loans outstanding to any of them.

Annual Report and Other Documents

We file our annual report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. A copy of the annual report, including our annual financial statements, notes and management’s discussion and analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc.
3500, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Investor Relations
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Our dividend reinvestment plan was initially approved by shareholders in 2010. The plan was amended in February 2015 to include a Premium Dividend™ Component. Under the Premium Dividend™ Component, eligible shareholders not participating in the Dividend Reinvestment Component have the option to receive a premium cash payment equal to 101.5% of their dividends. Shareholders who have not elected, or are not eligible, to participate in the Premium Dividend™ Component continue to receive their regular dividends in the usual manner. The amendment incorporating the Premium Dividend™ Component was effective for the March dividend payable on April 15, 2015. During Q4 2016, we began prorating the number of shares eligible to participate in the Premium DividendTM Component by 25%, and announced a further 25% proration starting with the January 2017 dividend payment. We plan to increase the proration factor by a further 25% beginning with the April 2017 dividend payment and plan to discontinue the use of Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment.

In January 2017, the dividend reinvestment plan was amended to reduce the effective discount at which treasury shares are issued for reinvestment under the plan from 3% to 2%. The amendment was effective for the dividend payable on January 16, 2017.

For more information on our Premium Dividend™ and Dividend Reinvestment Plan, defined meanings for capitalized terms above, eligibility restrictions and enrollment information and forms among other details, please refer to the complete copy of the Premium DividendTM and Dividend Reinvestment Plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 7

Shareholder and Voting Information

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc.
3500, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chair of the Board, the Lead Director or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chair of the Board, the Lead Director or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations and items that are commercial in nature (e.g. advertising).

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s disclosure policy. To that end, our executive and Investor Relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year:

ñ	through both formal and informal in-person meetings;
ñ	through participation in industry based institutional and retail conferences and expositions;
ñ	through conducting of executive tours of our facilities and operations and the hosting of open houses for stakeholders in the communities in which we operate;
ñ	through the hosting of quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;
ñ	by publishing an annual sustainability report in addition to our regulatory filings and the issuance of news releases;
ñ	by maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);
ñ	by providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;

ñ	by holding an annual general meeting in person, shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting;
ñ	by hosting and webcasting an investor day if considered appropriate; and
ñ	by providing avenues to communicate directly with the Board or any member, as set out above.

Sustainability Report

As a responsible oil and gas producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion regularly communicates with its stakeholders, including shareholders and potential investors, and we continually monitor trends and best practices in stakeholder engagement. Reporting on sustainability, or corporate social responsibility, is an increasingly important way to reflect Company performance for shareholders and potential investors. As a result, Vermilion published its first sustainability report in August 2014, in compliance with the comprehensive Global Reporting Initiative’s G4 reporting framework. We continue to report on this basis annually, as it provides an opportunity to share how we identify our economic, environmental and social impacts, integrate their associated opportunities and risks into our business strategies, and chart our progress.

Our stakeholders expect us to deliver strong financial results in a responsible and ethical way. Reflecting this, we strive to operate in a manner that protects the health and safety of our staff and communities, provides responsible stewardship over the environment, and treats staff, contractors, partners and suppliers respectfully and fairly.

As a result, we align expectations for economic success with the elements of our sustainability commitments, leading us to prioritize our objectives as follows:

ñ	the safety and health of our staff and those involved directly or indirectly in our operations;
ñ	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
ñ	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise and stakeholder relations.

Vermilion’s sustainability performance has earned consistently higher rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Corporate Knights Future 40’s 2014 inaugural listing.

Page 8 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Shareholder and Voting Information

REGISTERED SHAREHOLDER VOTING

ñ	You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

In person at the Meeting (see below)
By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

Voting in Person

If you plan to attend the Meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive at the Meeting.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the Meeting, unless you properly revoke your proxy.

ñ	Return your completed proxy in the envelope provided so that it arrives by 10:00 am (MDT time) on April 26, 2017 or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before April 27, 2017 (or the last business day before the Meeting if it is adjourned or postponed), or to the chair of the Meeting on April 28, 2017.

BENEFICIAL SHAREHOLDER VOTING

ñ     You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the Meeting (see below)
By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Voting in Person

If you plan to attend the Meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the Meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the Meeting, to ensure that your vote will be counted.

Voting by Proxy

You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the Meeting, unless you properly revoke your proxy.

ñ     Return your completed form in the envelope provided so that it arrives by 10:00 am (MDT time) on April 26, 2017 or if the Meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy before is it acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 10:00 am (MDT time) on April 26, 2017. This will give your nominee time to submit the revocation to us.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 9

Shareholder and Voting Information

GENERAL VOTING INFORMATION

Notice and Access Notification

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting in respect of mailings to its beneficial shareholders but not in respect of mailings to its registered shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.

In relation to the Meeting, registered shareholders will receive a paper copy of the Circular and a form of proxy whereas beneficial shareholders will receive a Notice-and-Access Notification which will include voting instructions, a link to the Circular and the 2016 Annual Report (“Meeting Materials”), and contact information for paper copy requests.

A paper copy of the Financial Information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

The Corporation will be delivering proxy-related materials directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

Date of Information

This Circular is dated March 22, 2017 and information contained is as of March 1, 2017, unless otherwise noted.

Mailing of Circular

The Meeting Materials and Notice-and-Access Notification will be mailed on March 22, 2017 to shareholders of record on March 10, 2017.

Request for Proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the Meeting.

We will provide proxy materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

The record date for the Meeting is March 10, 2017. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Approvals

You are voting to: fix the number of directors to be elected at the Meeting, elect directors, appoint auditors, and accept, on an advisory basis, the approach to executive compensation.

A simple majority of votes cast at the Meeting (50% plus one vote) is required to approve all matters.

Quorum

We can only decide business at the Meeting if we have a quorum – where at least two people attend the Meeting in person and hold or represent by proxy at least 25% of the total outstanding Common Shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Anthony Marino or Curtis Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at nine directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Advisory vote on executive compensation	FOR

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

Page 10 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Shareholder and Voting Information

ANNUAL GENERAL MEETING MATTERS

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2016 and the respective auditor’s report are included in the 2016 annual report which will be available at the Meeting. The annual report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”), website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by all shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at nine. Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at nine.

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Anthony W. Marino
Larry J. Macdonald	Robert B. Michaleski
Loren M. Leiker	Sarah E. Raiss
William F. Madison	Catherine L. Williams
Dr. Timothy R. Marchant

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see page 12 for more information on the nominees). As Mr. Madison has reached age 74 and the Governance and Human Resources Committee oversees nominations, it has been recommended and approved by the Board that he remains for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategy plan. Our Board retirement guideline can be found on page 38.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Voting Policy

In 2009, the Board adopted a majority vote policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The Governance and Human Resources Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2017. Deloitte LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the fourth year we are holding a ‘Say on Pay’ advisory vote, with an average 98% support over the last three years.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled Executive Compensation in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the Management Proxy Circular of the Company delivered in advance of the 2017 annual meeting of shareholders.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 11

Director Nominees and Compensation

Nominees

The directors nominated for election in 2017 bring a wide variety and depth of experience in areas that are important for our success.

Independence and Alignment with Shareholders

All directors, except for Messrs. Donadeo, who is our former Chief Executive Officer, and Marino, our current President and Chief Executive Officer, are independent as determined in accordance with applicable Canadian securities law and NYSE requirements. The directors standing for re-election exceed their share ownership requirement given new non-employee board members have five years from their appointment date to comply with the share ownership policy requirements.

Individual Voting and Majority Voting

You vote for each director individually. Each director must receive over 50% of the votes cast in favour of that director’s election or that director will be required to submit a resignation to be considered by the Board.

 Attendance and Sessions without Management

Vermilion directors attended 97% of Board and Committee meetings in 2016. The Board and Committees have in-camera sessions without management at all regularly scheduled meetings.

Director Compensation

Non-executive directors are paid retainers for Board and Committee chair membership and fees for each meeting attended. Total meeting and retainer fees earned by all non-executive board members in 2016 were an aggregate amount of $501,856.

Limit on Director Compensation

In addition to annual retainer fees and meeting fees, non-employee directors also receive annual share award grants under the Vermilion Incentive Plan (“VIP”). Under the VIP, the maximum number of Common Shares issued from treasury that may be delivered to non-employee directors upon vesting of the share award grants is limited to $150,000 (see page 27 for further details).

Page 12 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

DIRECTOR BIOGRAPHIES

Lorenzo Donadeo
Age 61	Calgary, Alberta, Canada	Chair of the Board since 2016[1] Director since 1994	Non-Independent
Equity at Risk:		$164,628,249
Public Board Interlocks:		None
2016 Voting Results:		For: 96.00% or 69,822,039 votes Withheld: 4.00% or 2,909,239 votes

Biography

Mr. Donadeo brings 36 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994 and currently serves as Chair of the Board (since March 1, 2016). From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board Committees, however, he is invited to all Committee meetings as a non-voting observer.

Share Ownership
Equity at Risk[2]	Share Ownership	Guideline[3]	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$164,628,249	3,167,146	3 times annual retainer + share based entitlement	631.2 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Chair of the Board[1]			5/5	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer[4]		20,879	Mr. Donadeo was appointed Chair of the Board on March 1, 2016. Prior to March 1, 2016, Mr. Donadeo did not receive any compensation as a director of Vermilion.		20,879
Chair Retainer		70,989			70,989
Meeting Fees		7,500			7,500
Share Awards[5]		465,067			465,067
All Other Compensation		0			0
Total Compensation		564,435			564,435

Notes:

1.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer.
2.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
3.	Effective March 1, 2016, guideline changed to three times annual retainer plus share based entitlement as Chair of the Board from five times his base salary in shares as Chief Executive Officer. Mr. Donadeo complied with the post-retirement share ownership requirement to hold one times his annual base salary for one year.
4.	Mr. Donadeo was appointed to the Chair of the Board on March 1, 2016 and received a prorated Board retainer in that year.
5.	In accordance with our annual program, Mr. Donadeo received a new hire share award grant on April 1, 2016 that vests annually over three years. Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 13

Director Nominees and Compensation

Larry J. Macdonald
Age 69	Okotoks, Alberta, Canada	Lead Director since 2016[1] Chair of the Board 2003 to 2016 Director since 2002	Independent
Equity at Risk:		$2,793,821
Public Board Interlocks:		None
2016 Voting Results:		For: 95.29% or 69,305,638 votes Withheld: 4.71% or 3,425,640 votes

Biography

Mr. Macdonald brings 48 years of oil and gas industry experience in Western Canada, including exploration, production and operations.

Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., a private oil and gas exploration company.

From 2012 to 2016 he was the Chairman of Northpoint Resources Ltd., from 2003 to 2006, a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share Ownership
Equity at Risk[2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$2,793,821	53,748	3 times annual retainer + share based entitlement	14.1 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Lead Director[1]			5/5	100%
Audit		Member			2/2	100%
Governance and Human Resources		Chair			3/3	100%
Health, Safety and Environment		Member			3/3	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer[3,4]		46,066	92,000	92,000	230,066
Meeting Fees		22,500	28,500	28,500	79,500
Share Awards[5]		136,059	162,200	177,020	475,279
All Other Compensation		0	0	0	0
Total Compensation		229,625	307,700	322,520	859,845

Notes:

1.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board.
2.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
3.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board and received a prorated Chair/Lead retainer in that year.
4.	Values include the Board and Committee Chair retainers where applicable.
5.	Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 14 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

Loren M. Leiker
Age 63	Houston, Texas, USA	Director since 2012	Independent
Equity at Risk:		$642,785
Public Board Interlocks:		None
2016 Voting Results:		For: 99.93% or 72,677,044 votes Withheld: 0.07% or 54,234 votes

Biography

Mr. Leiker brings 40 years of oil and gas industry experience with an extensive background in international exploration, production and operations. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker provides guidance and oversight to Vermilion’s conventional and unconventional new ventures initiatives.

Currently, he serves as an executive director of SM Energy Company (since 2012) and director of Navitas Midstream Partners, LLC (since 2014). From 2011 to 2015, Mr. Leiker served as a director of Midstates Petroleum Company, Inc.

He served as Senior Executive Vice President, Exploration of EOG Resources, Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$642,785	12,366	3 times annual retainer + share based entitlement	4.4 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			4/5	80%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
SM Energy Company		NYSE	Audit		2012 – Present
			Executive
			Nominating & Governance
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		0	0	0	0
Meeting Fees		9,000	16,500	13,500	39,000
Share Awards[2]		121,281	130,422	142,333	394,036
All Other Compensation[3]		8,500	7,000	13,000	28,500
Total Compensation		163,781	178,922	193,833	536,536

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.
3.	All other compensation for Mr. Leiker is an amount equivalent to a Committee Chair retainer and meeting fees for his guidance and oversight role to Vermilion’s new ventures initiatives.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 15

Director Nominees and Compensation

William F. Madison
Age 74	Sugarland, Texas, USA	Director since 2004	Independent
Equity at Risk:		$2,203,692
Public Board Interlocks:		None
2016 Voting Results:		For: 99.70% or 72,513,315 votes Withheld: 0.30% or 217,963 votes

Biography

Mr. Madison brings 52 years of oil and gas industry experience, including a background in international oil and gas exploration, production and operations, and has held executive positions in the United States, Scotland and England.

Currently, he serves as a director of Montana Tech Foundation (since 2011) and as a director of Canadian Oil Recovery and Remediation Enterprises Inc. (since 2007). From 1999 to 2006, Mr. Madison served as a Board member of Montana Tech Foundation Board, serving as a Chairman during 2004 and 2005. He was a Board member of Marathon Oil Company from 1994 to 2000, and from 1965 to 2000, he held a variety of key oversight positions in engineering, technology and operations, including Senior Vice President World Wide Production, Vice President Technology and Services, Vice President International Production, Vice President Supply and Transportation, President Marathon Oil UK (Vice President Marathon). He was also Chairman of the Health, Environment and Safety Committee, the Technology Advisory Committee and Marathon’s Sakhalin joint venture in Russia.

Mr. Madison holds a Bachelor of Science degree in Petroleum Engineering from Montana Tech and he completed the Harvard Program for Management Development in 1980. Mr. Madison has also attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$2,203,692	42,395	3 times annual retainer + share based entitlement	14.4 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Health, Safety and Environment		Chair			3/3	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
Canadian Oil Recovery and		TSX Venture	Compensation		2007 – Present
Remediation Enterprises Ltd.			Corporate Governance
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		7,000	7,000	7,000	21,000
Meeting Fees		15,000	22,500	24,000	61,500
Share Awards[2]		121,281	130,422	142,333	394,036
All Other Compensation		0	0	0	0
Total Compensation		168,281	184,922	198,333	551,536

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 16 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

Dr. Timothy R. Marchant
Age 66	Calgary, Alberta, Canada	Director since 2010	Independent
Equity at Risk:		$1,791,439
Public Board Interlocks:		None
2016 Voting Results:		For: 99.92% or 72,671,095 votes Withheld: 0.08% or 60,183 votes

Biography

Dr. Marchant brings 37 years of oil and gas industry experience from Canada and international locations, with extensive experience in foreign growth strategies and international operations.

Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary. Dr. Marchant also serves as a director of Cub Energy Inc. (since 2013) and Valeura Energy Inc. (since 2015) and was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in a number of international arenas. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$1,791,439	34,464	3 times annual retainer + share based entitlement	12.3 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Health, Safety and Environment		Member			3/3	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
Valeura Energy Inc.		TSX	Governance and Compensation		2015 – Present
			Reserves
Cub Energy Inc.		TSX Venture	Audit		2013 – Present
			Compensation
			Reserves
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		0	0	0	0
Meeting Fees		15,000	22,500	22,500	60,000
Share Awards[2]		121,281	130,422	142,333	394,036
All Other Compensation		0	0	0	0
Total Compensation		161,281	177,922	189,833	529,036

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 17

Director Nominees and Compensation

Anthony W. Marino
Age 56	Calgary, Alberta, Canada	Director since 2016	Non-Independent
Equity at Risk:		$7,675,315
Public Board Interlocks:		None
2016 Voting Results:		For: 97.72% or 71,071,526 votes Withheld: 2.28% or 1,659,752 votes

Biography

Mr. Marino brings 35 years of oil and gas industry experience with an extensive background in operations management, business development, and capital markets. He currently serves as President and Chief Executive Officer of Vermilion (since March 1, 2016). Mr. Marino served as the President and Chief Operating Officer from 2014 to 2016 and Executive Vice President and Chief Operating Officer from 2012 to 2014. Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Previously, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd., a division of Dominion Resources Inc. Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield (Outstanding Graduate). He is a registered professional engineer and holds the Chartered Financial Analyst designation.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of Base Salary		Meets Ownership Requirements
$7,675,315	147,659	5 times base salary[2]	17.2 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer
Chair Retainer
Meeting Fees		Mr. Marino does not receive any compensation as a director of Vermilion.
Share Awards
All Other Compensation
Total Compensation

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Effective March 1, 2016, share ownership guideline changed to five times his base salary as President and Chief Executive Officer from three times his base salary in shares as President and Chief Operating Officer.

Page 18 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

Robert B. Michaleski
Age 64	Calgary, Alberta, Canada	Director since 2016	Independent
Equity at Risk:		$259,900
Public Board Interlocks:		None
2016 Voting Results:		Appointed to the Board on October 3, 2016.

Biography

Mr. Michaleski brings 38 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an entering value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He has been a director of Pembina since 2000, a director of Essential Energy Services Ltd. since 2012, a director of Coril Holdings Ltd. since 2003, and co-chair of the United Way of Calgary and Area of the General Oil and Gas Division since 2010 and a director since 2013.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets Ownership Requirements
$259,900	5,000	3 times annual retainer + share based entitlement	1.8 times	October 3, 2021 to meet guideline.
Vermilion Board / Committee membership
Area		Position Held		Meeting Attendance
Board		Member		1/1	100%
Audit		Member		1/1	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees	Timeframe
Essential Energy Services		TSX	Audit	2012 – Present
			Governance and Compensation, Chair
Pembina Pipeline Corporation		TSX, NYSE	Health, Safety & Environment	2000 – Present
			Major Capital Projects
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer[2]		6,114			6,114
Chair Retainer		0	Appointed to the Board on October 3, 2016.		0
Meeting Fees		3,000			3,000
Share Awards[3]		333,106			333,106
All Other Compensation		0			0
Total Compensation		342,220			342,220

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Mr. Michaleski was appointed to the Board on October 3, 2016 and received a prorated Board retainer in that year.
3.	In accordance with our annual program, Mr. Michaleski received a new hire share award grant on November 9, 2016 to vest annually over three years. Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 19

Director Nominees and Compensation

Sarah E. Raiss
Age 59	Calgary, Alberta, Canada	Director since 2014	Independent
Equity at Risk:		$516,057
Public Board Interlocks:		None
2016 Voting Results:		For: 99.12% or 72,093,775 votes Withheld: 0.88% or 637,503 votes

Biography

Ms. Raiss brings 33 years of combined experience in the oil and gas industry and telecommunication services, with an extensive background in human resources and compensation matters, corporate governance, culture change, merger integration and performance improvement advice to Fortune 500 companies.

Ms. Raiss currently serves as a director of Commercial Metals Company Limited (since 2011), Loblaw Companies Limited (since 2014) and Ritchie Bros. Auctioneers Incorporated (since 2016). From 2012 to 2016, she was as a director of Canadian Oil Sands, Shoppers Drug Mart Corporation (2009 – 2014), and Business Development Bank of Canada (2008 – 2013) and Chair of Alberta Electric Systems Operator (2012 – 2015).

From 2000 to 2011, Ms. Raiss was Executive Vice President for TransCanada Corporation where she was responsible for a broad portfolio including human resources, information systems, aviation, building, office services, real estate, organizational excellence and communication. Prior to TransCanada, Ms. Raiss had a consulting firm specializing in strategy, culture change and merger integration. Ms. Raiss has held various senior positions in the telecommunications industry including Ameritech (now AT&T).

Ms. Raiss has a Bachelor of Science degree in Applied Mathematics (with distinction) and a Master of Business Administration, both from the University of Michigan. She is also a member of the Institute of Corporate Directors. From 2003 to 2006, Ms. Raiss was named to Canada’s Most Powerful Women Top 100, and in 2007 was inducted into the Top 100 Hall of Fame. In 2015, Ms. Raiss was named as one of 50 Most Influential Board Directors by National Association of Corporate Directors.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$516,057	9,928	3 times annual retainer + share based entitlement	3.5 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Governance and Human Resources		Member			3/3	100%
Health, Safety & Environment		Member			3/3	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
Ritchie Bros. Auctioneers Incorporated		TSX, NYSE	Compensation		2016 – Present
Loblaw Companies Limited		TSX	Governance		2014 – Present
			Pension
Commercial Metals Company		NYSE	Compensation, Chair		2011 – Present
			Nominations and Governance
Canadian Oil Sands		TSX	Audit		2012 – 2016
			Corporate Governance, Nominations and Compensation, Chair
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer[2]		25,000	25,000	20,833	70,833
Chair Retainer		0	0	0	0
Meeting Fees		18,000	19,500	12,000	49,500
Share Awards[3]		121,281	130,422	438,924	690,627
All Other Compensation		0	0	0	0
Total Compensation		164,281	174,922	471,757	810,960

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Ms. Raiss was appointed to the Board on March 3, 2014 and received a prorated Board retainer in that year.
3.	In accordance with our annual program, Ms. Raiss received a new hire share award grant on May 13, 2014 to vest annually over three years. Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 20 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

Catherine L. Williams
Age 66	Calgary, Alberta, Canada	Director since 2015	Independent
Equity at Risk:		$253,662
Public Board Interlocks:		None
2016 Voting Results:		For: 99.12% or 72,093,352 votes Withheld: 0.88% or 637,926 votes

Biography

Ms. Williams brings 33 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2007) and Chairs their Human Resources and Compensation Committee.

She was a Board member of Enbridge Pipelines Inc. (2008 – 2017), Enbridge Income Partners GP Inc. (2015 – 2017), and a trustee of Enbridge Commercial Trust (2015 – 2017), all private subsidiaries of Enbridge Inc. and a director of Enbridge Income Fund Holdings Inc. (2016 – 2017), a public holding company. She served as a Board member of Alberta Investment Management Corporation (2009 – 2014) and Tim Hortons Inc. (2009 – 2012).

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 – 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from the Queen’s University.

Share Ownership
Equity at Risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$253,662	4,880	3 times annual retainer + share based entitlement	1.6 times		February 27, 2020 to meet guideline.
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Audit		Chair			4/4	100%
Governance and Human Resources		Member			3/3	100%
Other public company Boards in 2016
Company		Stock Exchange	Board Committees		Timeframe
Enbridge Inc.		TSX	Audit, Finance & Risk		2007 – Present
			Human Resources and Compensation, Chair
Enbridge Pipelines Inc.		None	Audit, Finance & Risk		2008 – 2017
Compensation Summary
Compensation Component		2016 ($)	2015 ($)	2014 ($)	Three-year Total ($)
Board Retainer[2]		25,000	20,833			45,833
Chair Retainer[3]		9,808	0	Appointed to the Board on February 27, 2015.		9,808
Meeting Fees		18,000	12,000			30,000
Share Awards[4]		121,281	405,444			526,725
All Other Compensation		0	0			0
Total Compensation		174,089	438,277			612,366

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2017 of $51.98.
2.	Ms. Williams was appointed to the Board on February 27, 2015 and received a prorated Board retainer in that year.
3.	Ms. Williams was appointed Chair of the Audit Committee on May 1, 2016 and received a prorated Chair retainer in that year.
4.	In accordance with our annual program, Ms. Williams received a new hire share award grant on April 1, 2015 to vest annually over three years. Value of share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 21

Director Nominees and Compensation

OTHER PUBLIC COMPANY DIRECTORSHIPS / COMMITTEE APPOINTMENTS

Director	Other Public Company Directorships	Exchange	Committee Appointments
Donadeo	None
Macdonald	None
Leiker	SM Energy Company	NYSE	Audit Executive Nominating & Governance
Madison	Canadian Oil Recovery and Remediation Enterprises Ltd.	TSX Venture	Compensation Corporate Governance
Marchant	Valeura Energy Inc.	TSX	Governance and Compensation Reserves
	Cub Energy Inc.	TSX Venture	Audit Compensation Reserves
Marino	None
Michaleski	Essential Energy Services	TSX	Audit Governance and Compensation, Chair
	Pembina Pipeline Corporation	TSX, NYSE	Health, Safety & Environment Major Capital Projects
Raiss	Ritchie Bros. Auctioneers Incorporated	TSX, NYSE	Compensation
	Loblaw Companies Limited	TSX	Governance Pension
	Commercial Metals Company	NYSE	Compensation, Chair Nominations and Governance
Williams	Enbridge Inc.	TSX	Audit, Finance & Risk Human Resources and Compensation, Chair Safety & Reliability

No director is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than the following: Mr. Macdonald was the Chairman of NorthPoint Resources Ltd. from 2012 to 2016. NorthPoint Resources Ltd. went into receivership on May 30, 2016.

DIRECTOR TENURE

Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives. We review our Board composition annually to ensure our board has the right skillset to ensure Vermilion’s long-term success. In the last three years, we appointed four new directors to the Board that bring valuable skills and experience to Vermilion. This track record demonstrates the effectiveness of our board renewal approach.

Our tenure profile balances experience, diversity and the need for Board renewal. Fifty six percent (56%) of director nominees have a tenure less than five years.

Length of Tenure of Board of Directors

Page 22 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

DIRECTORS SERVING TOGETHER

The Board’s approach to Board interlocks is aligned to Canadian Coalition of Good Governance principles limiting the number of the same public companies two Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.

There are no Board interlocks among the 2017 director nominees.

AREAS OF EXPERTISE

Vermilion maintains a skills matrix to evaluate the skill set of the Board. Each director indicates his/her level of expertise in each area annually on a scale from limited to expert application. The results are then evaluated for individuals and for the Board as a whole. The matrix helps us identify gaps and is used when we search for new directors. In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team Board performance. The Governance and Human Resources Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and expertise to ensure that each of these areas is well-addressed and the Board is performing well. The Board has completed a discussion on the results with the objective of continuously improving Board effectiveness.

The majority of directors are skilled or at expert/mastery levels.

Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.
Global – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.
Health, Safety and Environment – General experience with, or executive responsibility for knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors), that provides a good understanding of the requirements of good corporate governance.
Financial Literacy – Ability to critically read and analyze financial statements.
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.
Human Resources & Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.
Social Responsibility and Stakeholder Relations – General experience with all aspects of social responsibility, and managing of stakeholder relations.
Government Relations / Regulatory – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 23

Director Nominees and Compensation

BOARD DIVERSITY POLICY

Vermilion is committed to diversity on its Board and in executive officer positions. Vermilion has adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience. The GHR Committee is responsible for annually reviewing the Diversity Policy and assessing its effectiveness in promoting a diverse Board.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Company requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available.

One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity and is committed to identifying and appointing executives who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executives.

Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executives.

Gender Diversity on the Board and in Executive Officer Positions

As at March 1, 2017, two of nine (22%) of the Board nominees for election and one of four (25%) of the executives are women.

INDEPENDENCE AND BOARD COMMITTEES

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our listing on the NYSE in 2013, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors will be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and Committee members meet these requirements.

The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of compensation Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the Governance and Human Resources Committee.

Vermilion has never had an Executive Committee – a small Committee of directors that can make decisions without the rest of the Board.

	Year Appointed	Committees
		AC	GHR	HSE	IR
Independent Directors
Macdonald (Lead Director)[1]	2002	✓	Chair	✓	✓
Ghersinich[2]	1994	✓			Chair
Leiker	2012				✓
Madison	2004			Chair	✓
Marchant	2010			✓	✓
Michaleski[3]	2016	✓
Raiss	2014		✓	✓
Williams	2015	Chair	✓
Non-Independent Director
Donadeo (Chair of the Board)[4]	1994
Management Director
Marino[5]	2016

Notes:

1.	Mr. Macdonald transitioned to Lead Director from the Chair of the Board effective March 1, 2016.
2.	Mr. Ghersinich is not standing for re-election to Vermilion’s Board of Directors in 2017.
3.	Mr. Michaleski became a Board member on October 3, 2016.
4.	Mr. Donadeo became Chair of the Board on March 1, 2016, after retiring as Vermilion’s Chief Executive Officer.
5.	Mr. Marino became a Board member on March 1, 2016.

Page 24 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

MEETING ATTENDANCE

In 2016, the average Board and Committee attendance rate was 97%. Directors are invited to attend Committee meetings on voluntary basis.

Director	Board[1]	Committees				Totals
		AC	GHR	HSE	IR
Donadeo[2]	5/5 (100%)			1/1 (100%)		6/6 (100%)
Macdonald[3]	5/5 (100%)	2/2 (100%)	3/3 (100%)	3/3 (100%)	2/2 (100%)	15/15 (100%)
Ghersinich	5/5 (100%)	4/4 (100%)			2/2 (100%)	11/11 (100%)
Killi[4]	2/2 (100%)	2/2 (100%)	1/1 (100%)			5/5 (100%)
Leiker[5]	4/5 (80%)				2/2 (100%)	6/7 (86%)
Madison	5/5 (100%)			3/3 (100%)	2/2 (100%)	10/10 (100%)
Marchant	5/5 (100%)			3/3 (100%)	2/2 (100%)	10/10 (100%)
Marino	5/5 (100%)					5/5 (100%)
Michaleski[6]	1/1 (100%)	1/1 (100%)				2/2 (100%)
Raiss[7]	5/5 (100%)	1/1 (100%)	3/3 (100%)	3/3 (100%)		12/12 (100%)
Reinhart[4]	1/2 (50%)	1/2 (50%)	1/1 (100%)			3/5 (60%)
Williams	5/5 (100%)	4/4 (100%)	3/3 (100%)			12/12 (100%)
Aggregate	96%	94%	100%	100%	100%	97%

Notes:

1.	Includes regular Board, strategy and annual shareholder meetings.
2.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer. Mr. Donadeo attended the HSE Committee meeting by invitation.
3.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board. Mr. Macdonald was appointed to the Audit Committee on May 5, 2016.
4.	Messrs. Killi and Reinhart did not stand for re-election to Vermilion’s Board of Directors in 2016.
5.	In addition to attending Board and IR meetings, Mr. Leiker attended new ventures working team meetings.
6.	Mr. Michaleski was appointed to the Board on October 3, 2016.
7.	Ms. Raiss attended the Audit Committee meeting by invitation.

SESSIONS WITHOUT MANAGEMENT

In-camera sessions without management present are held at every regularly scheduled Board and Committee meeting. The Lead Director presides over these sessions without management or non-independent Chairman present and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2016 had in-camera sessions without management present.

EXPECTATIONS OF BOARD MEMBERS

In addition to independence standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

ñ	attend each meeting and prepare for these meetings by reading the reports and background materials provided;
ñ	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
ñ	assist in external communications at the request of management of Vermilion;
ñ	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Corporation’s core areas including conventional and un-conventional production (but excluding oil sands);
ñ	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
ñ	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
ñ	participate on Committees and become knowledgeable about each Committee’s purpose.

DIRECTOR COMPENSATION

Vermilion provides its directors with a compensation package that includes annual retainers, meeting fees and share awards. Non-employee directors participate in the VIP on an adequately limited basis, however, they do not participate in the Bonus Plan or the Savings Plan.

Each year the Governance and Human Resources Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used for executives; a full listing of our compensation peer group can be found on page 51.

Recommendations are then made to the Board for any adjustments deemed to be appropriate. Changes to retainers (if any) are approved at the Board of Directors meeting in the first quarter of each year; retainers are targeted at the median of the market.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 25

Director Nominees and Compensation

The total compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.

Mr. Marino does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section starting on page 62.

Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards[2] ($)	All Other Compensation[3] ($)	Total Compensation ($)
Donadeo[4]	20,879	70,989	7,500	99,368	465,067	0	564,435
Macdonald[5]	25,000	46,066	22,500	93,566	136,059	0	229,625
Ghersinich[6]	25,000	7,000	16,500	48,500	121,281	9,000	178,781
Killi[7]	8,654	5,192	7,500	21,346	0	0	21,346
Leiker	25,000	0	9,000	34,000	121,281	8,500	163,781
Madison	25,000	7,000	15,000	47,000	121,281	0	168,281
Marchant	25,000	0	15,000	40,000	121,281	0	161,281
Michaleski[8]	6,114	0	3,000	9,114	333,106	0	342,220
Raiss	25,000	0	18,000	43,000	121,281	0	164,281
Reinhart[7]	8,654	0	4,500	13,154	0	0	13,154
Williams[9]	25,000	9,808	18,000	52,808	121,281	0	174,089
Total	219,301	146,055	136,500	501,856	1,661,918	17,500	2,181,274

Notes:

1.	Values include the Board Chair, Lead Director and Committee Chair retainers where applicable.
2.	Value of share awards granted on April 1, 2016 multiplied by the grant price of $37.70 (fair value).
3.	All other compensation for Mr. Ghersinich includes fees paid to him as a director of certain Vermilion’s international subsidiaries. Mr. Ghersinich is an external director of certain Vermilion’s international subsidiaries with no operating or managerial decision making involvement. His responsibilities are the same as any other external board member. Mr. Leiker’s all other compensation is an amount equivalent to a Committee Chair retainer and meeting fees for his guidance and oversight to Vermilion’s new ventures working team initiatives.
4.	Mr. Donadeo was appointed Chair of the Board on March 1, 2016 and received a prorated Board retainer in that year. In accordance with our annual program, Mr. Donadeo received a new hire share award grant on April 1, 2016 which vests over three years.
5.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board and received a prorated retainer in that year.
6.	Mr. Ghersinich is not standing for re-election to Vermilion’s Board of Directors in 2017.
7.	Messrs. Killi and Reinhart did not stand for re-election to Vermilion’s Board of Directors in 2016.
8.	Mr. Michaleski was appointed to the Board on October 3, 2016 and received a prorated Board retainer in that year. In accordance with our annual program, Mr. Michaleski received a new hire share award grant on November 9, 2016 which vests over three years.
9.	Ms. Williams was appointed Chair of the Audit Committee on May 1, 2016 and received a prorated Chair retainer.

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings. No changes to retainer or meeting fees for our Board members have been made since 2007. In 2016, the Board exercised its discretion and reduced the 2016 share award grant by 7% compared to 2015 to demonstrate its continued commitment to reducing their total compensation in line with corporate-wide compensation reductions. The April 2015 grant of share awards was already reduced by 8% compared to 2014 to reflect a corporate-wide review of award levels. The 2017 annual share award grant was kept flat to the 2016 grant level providing for a zero percent increase for the 2017 grant.

Since 2014, directors’ annual share award grants have been reduced by 15%.

In 2016, the Governance and Human Resources Committee recommended an annual retainer of $30,000 for the new Lead Director position effective March 1, 2016, which was approved by the Board at the meeting held on February 25, 2016.

Type of Retainer or Fee	2017 ($)	2016 ($)	2015 ($)
Board Chair Retainer	85,000	85,000	85,000
Lead Director Retainer	30,000	30,000	N/A
Board Member Retainer	25,000	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000	15,000
Other Committee Chair Retainer	7,000	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500	1,500

Page 26 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

2016 Aggregate Share Awards

Position	2016 Grant Date	Share Awards (#)	Base Price[1] ($)	Value ($)
Chair of the Board[2]	April 1	12,336	37.70	465,067
Non-employee Directors[3]	April 1 & November 9	29,227	37.70 & 52.74	1,196,851

Notes:

1.	The five-day weighted average trading price of shares on the TSX for the five days before the grant date.
2.	Mr. Donadeo was appointed Chair of the Board on March 1, 2016. In accordance with our annual program, Mr. Donadeo received a new hire share award grant on April 1, 2016 which vests over three years.
3.	In accordance with our annual program, Mr. Michaleski received a new hire share award grant on November 9, 2016 which vests over three years.

More information on individual share awards can be found in the Share Awards and Value Table on page 28.

Share Awards and Value

Vermilion’s compensation philosophy is to pay for performance. When Vermilion’s corporate performance is at top quartile levels when measured against comparative peer companies, directors will achieve overall compensation (retainers, meeting fees and share awards) at top quartile levels.

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 49. The award date value of share awards in the table on page 28 assume a performance factor of one times the amount granted, as the performance factor has not been established for future years. The value of shares on the last trading day of 2016 (December 30, 2016) was calculated using the closing price of the shares on the TSX on that date of $56.49.

Equity Compensation Limitation for Directors

On May 6, 2016, shareholders approved amendments to the VIP participation limits for non-employee directors as it relates to Common Shares issued from treasury. Under the VIP, the maximum number of Common Shares that may be issued from treasury to non-employee directors upon vesting of share awards is limited to the lesser of $150,000 per annum and 0.50% of our Common Shares issued and outstanding immediately prior to the vesting date. The limit does not apply to the non-employee director initial share award grant made to a new non-employee director upon joining the Board.

Share Awards Vested During 2016

The table below lists non-employee director share awards that have vested in 2016.

Non-Employee Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Macdonald	April 1, 2013	April 1, 2016	52.28	7,826	177,020	295,040
Davidson	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Ghersinich	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Killi	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Leiker	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Madison	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Marchant	April 1, 2013	April 1, 2016	52.28	6,291	142,306	237,171
Michaleski[4]	—	—	—	—	—	—
Raiss	May 13, 2014	April 1, 2016	71.15	4,421	142,371	166,672
Reinhart	April 1, 2015	April 1, 2016	54.32	5,656	144,600	213,231
Williams	April 1, 2015	April 1, 2016	54.32	5,656	144,600	213,231

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number vested by the vesting price of $37.70 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2016).
4.	Mr. Michaleski was appointed to the Board on October 3, 2016; no share awards vested in 2016.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 27

Director Nominees and Compensation

Share Awards and Value Table

The table below lists share awards made to non-employee directors in 2016 that remain outstanding as at December 31, 2016:

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec 31/16 Value[2] ($)
Donadeo[3,4]	April 1, 2016	April 1, 2019	37.70	4,001	150,838	300,602
	April 1, 2016	April 1, 2018	37.70	4,001	150,838	339,025
	April 1, 2016	April 1, 2017	37.70	4,334	163,392	489,655
	Total			12,336	465,067	1,129,282
Macdonald	April 1, 2016	April 1, 2019	37.70	3,609	136,059	271,150
	April 1, 2015	April 1, 2018	54.32	2,986	162,200	281,694
	April 1, 2014	April 1, 2017	68.96	2,567	177,020	290,020
	Total			9,162	475,279	842,864
Ghersinich	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	233,191
	Total			7,682	394,036	701,396
Leiker	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	233,191
	Total			7,682	394,036	701,396
Madison	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	233,191
	Total			7,682	394,036	701,396
Marchant	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	233,191
	Total			7,682	394,036	701,396
Michaleski[5,6]	November 9, 2016	April 1, 2019	52.74	2,530	133,432	190,083
	November 9, 2016	April 1, 2018	52.74	2,530	133,432	214,380
	November 9, 2016	April 1, 2017	52.74	1,256	66,241	141,903
	Total			6,316	333,106	546,366
Raiss	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	May 13, 2014	April 1, 2017	71.15	2,001	142,371	226,073
	Total			7,619	394,074	694,278
Williams[4,6]	April 1, 2016	April 1, 2019	37.70	3,217	121,281	241,699
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	226,506
	April 1, 2015	April 1, 2017	54.32	2,401	130,422	271,265
	Total			8,019	382,125	739,470

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of one times.
2.	The value as at December 31, 2016 was based on the closing price of shares on the TSX of $56.49 and it does not include the value of reinvested dividends.

In determining the value as at December 31, 2016, an average performance multiple was applied as follows:

a.	Shares awards vesting in 2019: 2 for 2016; 1 for 2017, 1 for 2018 for an average of 1.33.
b.	Shares awards vesting in 2018: 2 for 2015, 2 for 2016, 1 for 2017 for an average of 1.67.
c.	Shares awards vesting in 2017: 2 for 2014, 2 for 2015, 2 for 2016 for an average of 2.

New hire share awards is an average performance factor for the year(s) from the award date.

3.	Mr. Donadeo was appointed Chair of the Board on March 1, 2016. In accordance with our annual program, Mr. Donadeo received a new hire share award grant on April 1, 2016 which vests over three years.
4.	The value as at December 31, 2016 for Messrs. Donadeo and Michaleski and Ms. Williams is determined based on the average performance factor for the year(s) before the vesting.
5.	Mr. Michaleski joined the Board on October 3, 2016. In accordance with our annual program, Mr. Michaleski received a new hire share award grant on November 9, 2016 which vests over three years.
6.	Ms. Williams joined the Board on March 3, 2015. In accordance with our annual program, Ms. Williams received a new hire share award grant on April 1, 2015 which vests over three years.

Page 28 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Director Nominees and Compensation

EQUITY OWNERSHIP

Director Ownership Policy

To align director interests with those of shareholders, each director is required to hold shares equal to three times his/her annual retainer plus the value of the annual share-based compensation until such time that they are no longer directors of the Board. Directors have five years from the date of appointment or election to accumulate the required shares.

All directors exceed their current share ownership requirement, given new non-employee board members have five years from their appointment date to comply with the share ownership policy requirements.

Vermilion has an anti-hedging policy that prohibits all directors and officers from engaging in any arrangement that is designed to hedge. The policy is a robust anti-hedging policy aligned with best governance practices. See details on page 53.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the non-employee directors since March 15, 2016. It does not include unvested share awards under the VIP.

Director Nominees	Shares March 1, 2017 (#)	Shares March 15, 2016 (#)	Net Changes (#)	Value[1] ($)	Total Equity at Risk (March 1, 2017)
					Multiple of Retainer Plus Annual Share Based Entitlement	Meets Ownership Requirement
Donadeo	3,167,146	3,321,501	(154,355)	164,628,249	631.2 times	Yes
Macdonald	53,748	49,527	4,221	2,793,821	14.1 times	Yes
Leiker	12,366	8,532	3,834	642,785	4.4 times	Yes
Madison	42,395	43,430	(1,035)	2,203,692	14.4 times	Yes
Marchant	34,464	29,228	5,236	1,791,439	12.3 times	Yes
Michaleski[2]	5,000	—	5,000	259,900	1.8 times	Has until October 3, 2021
Raiss	9,928	7,338	2,590	516,057	3.5 times	Yes
Williams[2]	4,880	1,750	3,130	253,662	1.6 times	Has until February 27, 2020

Notes:

1.	Calculated based on the total number of shares on March 1, 2017 multiplied by $51.98 (the TSX closing price on March 1, 2017).
2.	Mr. Michaleski and Ms. Williams have five years from their appointment date to comply with the share ownership requirements.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 29

Board and Committees

Board

Outside of special meetings, Board members meet four times per year. Expectations around attendance and conflict of interest are addressed in the Board terms of reference and guidelines, and our Code of Business Conduct and Ethics a copy of which is available on SEDAR at www.sedar.com and in the Governance section on our website at www.vermilionenergy.com.

Independence

All of the members of our Committees are independent in accordance with our Independence Standards.

Audit

Audit and audit-related fees were 96% of the total fees Vermilion paid to the independent auditors in 2016.

The Audit Committee recommends the reappointment of Deloitte LLP as auditors.

The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on the EDGAR at www.sec.gov.

Governance and Human Resources

The Governance and Human Resources Committee annually reviews governance practices and policies.

To determine executive compensation, the Governance and Human Resources Committee uses market data available from peers’ public disclosure as well as survey information from Equilar and Mercer (Canada) Limited, a human resources consulting firm.

Health, Safety and Environment

The Health, Safety and Environment Committee received regular reports on the audits of our health, safety and environment systems completed throughout the year.

Independent Reserves

The Independent Reserves Committee reviewed and recommended our 2016 reserves and related oil and gas disclosures to the Board.

A copy of the terms of reference for our Board and all Committees is available in the Governance section on our website at www.vermilionenergy.com.

Page 30 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Board and Committees

BOARD OF DIRECTORS

From left to right – Lorenzo Donadeo, Chair of the Board; Larry Macdonald, Lead Director; Claudio Ghersinich; Loren Leiker; William Madison and Dr. Timothy Marchant.

From left to right – Anthony Marino; Robert Michaleski; Sarah Raiss; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with our Independence Standards, as at March 1, 2017, seven of the nine Board nominees (78%) are independent, with Mr. Donadeo, our former Chief Executive Officer, and Mr. Marino, our President and Chief Executive Officer, as the only non-independent directors.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risk identified.

In 2016, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.
✓	Reviewed and evaluated our business and risk management reports.
✓	Reviewed throughout the year all six components of the Company’s strategic plan.
✓	Following the recommendation of the Governance and Human Resources Committee, approved adoption of two scorecards for the 2016 performance year. A short-term incentive plan scorecard for annual awards (bonus and grants of share awards) and a long term incentive plan scorecard for performance factor determination and for equity payout.
✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.
✓	Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular and the Annual Information Form.
✓	Reviewed and approved our 2016 compensation and incentive programs for all employees.
✓	Reviewed and approved our 2016 executive compensation.
✓	Following the recommendation of the Governance and Human Resources Committee, approved the tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Assessed directors’ independence against our Independence Standards.
✓	Following the recommendation of the Governance and Human Resources Committee, approved the ‘Say on Pay’ advisory vote for 2017 year and confirmed effectiveness of the Board Diversity Policy.
✓	Reviewed its size and composition and approved a recruiting process for additional Board members in 2016 to provide an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company, and approved the appointment of our Chair of the Board and Lead Director effective March 1, 2016, and appointment of Mr. Michaleski to the Board effective October 3, 2016 while keeping good governance at the forefront.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our independence standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 31

Board and Committees

External Recognition

We are honoured that our governance, economic, environmental and social performance has been recognized through the following organizations:

Recognized for excellence in governance practices as part of the Globe and Mail annual Board Games survey. Vermilion governance practices resulted in a rank of 3rd among oil and gas companies in 2016.
Year-over-year recognized by Canadian Coalition for Good Governance for best practices for proxy disclosure in the area of corporate governance relating to directors’ independence and benefits and perquisites. Golden Gavel Award recipient for Best Disclosure of Governance Practices and Approach to Executive Compensation by a small or mid-sized issuer.
ISS Governance QualityScore	Recognized for excellence in governance practices by Institutional Shareholder Services QualityScore with a decile rating of “1”, representing the highest score attainable. ISS QualityScore is a scoring solution supported by data on board structure, compensation, shareholder rights and audit, designed to help institutional investors identify governance risk within portfolio companies.
Recognized by the Great Place to Work Institute® as a Best Workplace in Canada and France for a seventh consecutive year; in the Netherlands for a third consecutive year; and in Germany, in the Berlin-Brandenburg region, in our first year qualifying.
Vermilion ranked 9th, an improvement over last year’s ranking of 15th. We are also the highest ranked oil and gas company.
Vermilion is one of only 193 companies globally to achieve Climate "A" List recognition in 2016 and the only North American energy company on the list. Across all sectors, only three Canadian companies, including Vermilion, were awarded a position on this year's Climate "A" List. Vermilion is one of only five oil and gas companies in the world to be named to the Climate "A" List.
MSCI's Governance Metrics Report	Between 2013 and 2016, Vermilion's MSCI ESG (environment, social and governance) rating increased from BB to BBB, and our score on MSCI's Governance Metrics Report ranks Vermilion in the 90th percentile globally. These recognitions reflect our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

Shareholders have accredited Vermilion, Vermilion’s Board, Chief Executive Officer, CFO and senior management with TopGun status, ranking Vermilion’s strategy, leadership and governance with the highest levels of the confidence index. For 2015/2016, we are one out of seven companies in Canada honoured with all four TopGun designations:

ñ      “TopGun Company” recognizing the highest level of confidence in our Company by major institutional investors.

ñ      “TopGun Board” recognizing the highest levels of confidence in a Board.

ñ      “TopGun CEO” recognizing exceptional work ethic, smart decision making process, facing challenges head-on and most importantly, determination to deliver to shareholders.

ñ      “TopGun CFO” recognizing the ability to capture the attention and respect of investors for perceived exceptional financial management, shareholder reporting and communication.

Submitted on behalf of the Board of Directors:

Lorenzo Donadeo, Chair of the Board	Dr. Timothy R. Marchant
Larry J. Macdonald, Lead Director	Anthony W. Marino
Claudio A. Ghersinich	Robert B. Michaleski
Loren M. Leiker	Sarah E. Raiss
William F. Madison	Catherine L. Williams

Page 32 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Board and Committees

AUDIT COMMITTEE

Left to right – Williams, Committee Chair; Ghersinich; Macdonald and Michaleski.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information to be provided to shareholders and others, internal control systems established by management and the Board and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. The majority of Audit Committee members are financial experts.

In 2016, the Audit Committee:

✓	Recommended, following review of the 2016 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
✓	Met separately with management and the external auditors to discuss the unaudited quarterly and the December 31 audited consolidated financial statements before recommending that the Board adopt the statements and include them in the annual report.
✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.
✓	Recommended, following review, to the Board for approval the quarterly and year end consolidated financial statements and associated management discussion and analysis, financial press releases and Annual Information Form.
✓	Reviewed and discussed with management and external auditors the reports from Canadian Public Accountability Board (CPAB), including their recommendations to Audit Committees.
✓	Reviewed and discussed with management and external auditors the reporting and regulatory requirements of the Extractor Sector Transparency Measures Act (ESTMA).
✓	Reported to the Board on risk assessment and risk management effectiveness.
✓	Reviewed on an on-going basis regulatory developments relating to auditor independence. Deloitte LLP has been the Company’s auditor since 2002. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	Billed in 2015 ($)	Billed in 2016 ($)	Billed in 2016 (%)
Audit Fees[1]	1,560,759	1,545,495	95
Audit Related Fees[2]	80,698	18,325	1
Tax Fees[3]	55,020	57,614	4
Total Annual Fees	1,696,477	1,621,434	100

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2016 and 2015.
2.	Audit-related fees consist of fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees.
3.	Tax fees consist of fees for tax compliance services.

Submitted on behalf of the Audit Committee:

Catherine L. Williams, Chair	Larry J. Macdonald
Claudio A. Ghersinich	Robert B. Michaleski

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 33

Board and Committees

GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Left to right – Macdonald, Committee Chair; Raiss and Williams.

The Governance and Human Resources Committee assists the Board to review and develop governance practices and processes including; recommending processes that enhance Board effectiveness, leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and Chief Executive Officer and senior management.

All members of the Governance and Human Resources Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with new NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards were amended in 2014 to include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the new requirements for Compensation Committee membership, however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the Governance and Human Resources Committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the Chief Executive Officer of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current Chief Executive Officers who may sit on the Governance and Human Resources Committee. However, whether a director was a Chief Executive Officer, particularly of a company in our peer group, would be considered in deciding whether to recommend him for appointment to the Governance and Human Resources Committee.

The members of the Governance and Human Resources Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the Governance and Human Resources Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2016, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the Governance and Human Resources Committee and the Board and
recommended adoption of terms of reference for the Lead Director and Chair of the Board roles.
✓	Reviewed Committee structures and procedures to ensure Board independence.
✓	Reviewed the analysis of director and officer questionnaires and director skill matrix to ensure governance standards were met.
✓	Analyzed Vermilion’s corporate governance policies.
✓	Reviewed ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the shareholder vote in 2016.
✓	Evaluated Vermilion’s compensation and incentive programs for 2016 and recommended that the Board approve the programs.
✓	Recommended to the Board adoption of two scorecards for the 2016 performance year. One scorecard for short-term and one for long-term incentive compensation determination.
✓	Reviewed the adequacy and form of directors’ compensation for 2016. Introduced a compensation structure for the Lead Director role.
✓	Analyzed and recommended executive compensation for 2016 to the Board.
✓	Reviewed the peer group in 2016 with finalization of the 2017 peer group in February 2017.
✓	Assessed corporate performance for 2016 and recommended same to the Board.
✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.
✓	Recommended to the Board tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Reviewed the effectiveness of the Board Diversity Policy considering Board’s current and long-term composition. Conducted a search and recommended appointment to the Board of one external director, Mr. Robert Michaleski, considering the benefits of all aspects of diversity of the Board.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Page 34 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Board and Committees

The Governance and Human Resources Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

The Governance and Human Resources Committee is authorized to use its own outside consultant at its discretion. In 2016, a consultant was not employed independently by the Board.

Compensation Work Plan

The Governance and Human Resources Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the Governance and Human Resources Committee ensures it has continuous oversight on governance duties and responsibilities through review of new developments in governance practice at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
President and Chief Executive Officer performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review President and Chief Executive Officer performance.	✓			✓	Review, approve
President and Chief Executive Officer compensation (including salary, bonus and long-term incentives).	Recommend President and Chief Executive Officer compensation to the Board for approval in light of performance evaluation.	✓		✓		Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓		Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.				✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The Governance and Human Resources Committee is committed to strong governance corporate practices. We value opinions of corporate governance commentators including ISS (Institutional Shareholder Services Inc.), Glass Lewis and the Canadian Coalition for Good Governance.

Submitted on behalf of the Governance and Human Resources Committee:

Larry J. Macdonald, Chair

Sarah E. Raiss

Catherine L. Williams

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 35

Board and Committees

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Left to right – Madison, Committee Chair; Macdonald; Marchant and Raiss.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards. All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2016, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.
✓	Made recommendations on Health, Safety and Environment policies.
✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.
✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.
✓	Recommended the Health, Safety and Environment strategic plan.
✓	Reviewed and monitored Health, Safety and Environment related sustainability initiatives.
✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
✓	Reviewed and determined that major safety events were properly reported and investigated.
✓	Met independently with management representatives responsible for Health, Safety and Environment at Vermilion.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

INDEPENDENT RESERVES COMMITTEE

Left to right – Ghersinich, Committee Chair; Leiker; Macdonald; Madison and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2016, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly handled.
✓	Monitored Vermilion’s projected annual reserves and production performance.
✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.
✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.
✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.
✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.
✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
✓	Completed reserves due diligence questionnaire.
✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Submitted on behalf of the Health, Safety and Environment Committee:	Submitted on behalf of the Independent Reserves Committee:
William F. Madison, Chair	Claudio A. Ghersinich, Chair
Larry J. Macdonald	Loren M. Leiker
Dr. Timothy R. Marchant	Larry J. Macdonald
Sarah E. Raiss	William F. Madison
Dr. Timothy R. Marchant

Page 36 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Corporate Governance

Governance Best Practice and Compensation Risk Highlights

✓	Individual director elections.
✓	Majority Voting Policy.
✓	Independent Lead Director of the Board.
✓	78% of director nominees are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers.
✓	100% of Committee members are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers.
✓	There is cross membership between all four of our Board Committees.
✓	Proposed size of the Board is nine Board members.
✓	Two female directors (representing 22% of the director nominees).
✓	One female executive (representing 25% of the executive team).
✓	Board Diversity Policy.
✓	97% directors’ meeting attendance in 2016.
✓	All directors received votes “FOR” representing greater than 95% at the 2016 annual meeting.
✓	Share Ownership Policy.
✓	Non-employee directors participate in long-term share awards plans on an adequately limited basis.
✓	Committee evaluations conducted in consultation with external legal counsel.

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Corporate Governance

GOVERNANCE PHILOSOPHY

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our Shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. Securities Exchange Commission (“SEC”), which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. issuer, however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. based issuers listed on the NYSE. With the exception of those areas highlighted in a summary document available on the governance page of our corporate website, we remain in compliance with the NYSE corporate governance standards in all significant respects.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. As noted above, we consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the Governance and Human Resources Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available in the governance section of our website at www.vermilionenergy.com.

BOARD OF DIRECTORS

The Board reviews its composition regularly to ensure that we have a suitable number of directors and have the appropriate mix of backgrounds, diversity and skills to provide effective stewardship of Vermilion.

Director and Chair of the Board Independence

As assessed in accordance with our Independence Standards, seven of the nine nominees (78%) proposed for election as directors are independent, with Mr. Donadeo, our former Chief Executive Officer, and Mr. Marino, our President and Chief Executive Officer, as the only non-independent directors. Mr. Macdonald is an independent director and was the Chair of the Board between 2003 and March 1, 2016, and now serves as our Lead Director.

Other Directorships

See page 22 for the directorships and Committee appointments that our directors hold on other public companies.

Meetings of Independent Directors

Our independent directors meet regularly in-camera – that is, without management and without directors who are not independent.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

Director Attendance

Our directors had a 97% attendance rate in 2016; see page 25 for complete details.

Director Resignation

See page 11 for details of our majority vote policy that requires a director to tender his resignation to the Chair of the Board, to take effect upon acceptance by the Board, if such director receives a greater number of votes “withheld” than votes “for” such director’s election at annual shareholder’s meeting. In addition, the Governance and Human Resources Committee reviews any situation that could impact a director’s ability to perform his duties as set out in the terms of reference and makes a recommendation to the Board on whether it is appropriate for the director to continue on the Board. The Committee will consider instances such as a change in employment that could impact independence or conflict of interest situations, poor attendance, service as a director on an increased number of Boards, increased number of interlocks, changes in health or a geographic move.

Retirement Guideline

In 2009, the Board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. Mr. Madison has reached age 74.

The Governance and Human Resources Committee has recommended, and the Board has approved, that Mr. Madison remain for an additional term, as his skill set and expertise in international oil and gas exploration, on-shore and off-shore production and operations are critical to the Board and Vermilion’s growth and strategy plan.

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Corporate Governance

TERMS OF REFERENCE

Terms of Reference for the positions described below are reviewed by the Governance and Human Resources Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website in the Governance section at www.vermilionenergy.com.

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted detailed terms of reference that set out all of its responsibilities and duties.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the President and Chief Executive Officer, meeting preparation and attendance, understanding of the industry and conflict of interest.

Chair of the Board

The terms of reference for the Chair of the Board address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

Effective March 1, 2016, Mr. Donadeo transitioned from Chief Executive Officer to Chair of the Board and Mr. Macdonald, our independent Chair of the Board since 2003, transitioned to Lead Director.

Lead Director

The newly adopted terms of reference for the Lead Director address working with and in an advisory capacity with the Chair and the Board. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Chair of the Board in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management. Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chair

The duties and responsibilities of the Chair of each Board Committee are set out in our Committee guidelines. These guidelines cover Committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the President and Chief Executive Officer detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

ORIENTATION

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and our governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

ñ	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its Committees, and the expected contributions of individual directors;
ñ	providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion;
ñ	inviting the new director to attend a full set of meetings for all of the Committees;
ñ	arranging meetings and discussions with the President and Chief Executive Officer and each of the executives to review our current operations;
ñ	holding a face-to-face meeting with the Chair of the Board to review and answer questions about the terms of reference for Board members, which includes the code of business conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
ñ	once a new director is appointed to one or more Committees, the director meets with the chair of each relevant Committee to review its terms of reference and responsibilities.

CONTINUING EDUCATION

We keep our directors up-to-date in several ways:

ñ	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;
ñ	quarterly reporting is supplemented by special issues updates such as new technical developments and emerging governance issues; and
ñ	directors go on site visits to see our operations first hand.

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Corporate Governance

2016 Continuing Education

Topic	Presented / Hosted By	Attended/Presented By
2016 Audit Trends Webcast, Compensation Forum, Crisis Management, Director Compensation, HRCC Trends, Reviewing the Annual D&O Checklist, ICD Conference	Institute of Corporate Directors	Ms. Sarah Raiss
Compensation Metrics and TSR, Compensation Role in Strategy, Director Liability, Politics and Governance, NACD Forum	National Association of Corporate Directors	Ms. Sarah Raiss
Shareholder Engagement Session	Hugessen Consulting Inc.	Ms. Sarah Raiss
Board In-house Strategy Development Training	Commercial Metals Company	Ms. Sarah Raiss
Major Challenges in Today’s Boardrooms (Shifts in Shareholder Powers, Cyber Security, Cost of Compliance –Foreign Corrupt Practices Act, Executive Compensation (panelist))	Standford-Rotman Corporate Governance Day	Ms. Cathy Williams

CODE OF BUSINESS CONDUCT AND ETHICS

We expect all of our directors, officers and employees to act with honesty and integrity. Our code of business conduct and ethics outlines a framework of guiding principles that cover:

ñ	anti-corruption;
ñ	avoiding conflicts of interest;
ñ	complying with law;
ñ	outside business interests and conflict of interest;
ñ	corporate disclosure;
ñ	confidential information;
ñ	culture of ethical business conduct;
ñ	securities trading;
ñ	anti-hedging policy;
ñ	clawback policy;
ñ	appropriate entertainment, gifts and favours;
ñ	fair dealing;
ñ	workplace conduct and safety;
ñ	responsibility for the environment and conflict of interest;
ñ	anti-bribery and anti-corruption provisions;
ñ	responsibility for upholding the code;
ñ	reporting violations of the code; and
ñ	how to seek clarification.

The Governance and Human Resources Committee monitors compliance with the code ensuring visibility of the code and expectations and annual sign off. Each director, officer and employee must review and sign off on the code annually to confirm they understand the code and have complied with it. In 2016, we updated the code of business conduct and ethics to: (i) include a more robust anti-hedging policy; (ii) to comply with the U.S. Foreign Corrupt Practices Act and the French Commercial Code; and (iii) make certain administrative amendments reflecting organizational changes and changes to Vermilion’s business practices. The revised code of business conduct and ethics and terms of reference can be found in the Governance section on Vermilion’s website (www.vermilionenergy.com) and is also available on SEDAR (www.sedar.com).

We are not aware of any violations of the code during 2016 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board has also approved a whistleblower policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2016 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

NOMINATION OF DIRECTORS

The Board, with oversight from the Chair of the Board, is responsible for director succession planning. The Governance and Human Resources Committee, whose members are all independent, is responsible for nominating new directors in light of the size of the Board and the requirements of current directors, current and desired skills mix and the performance evaluations of the Board and its members. Our goal is to continuously develop a top performing Board with diverse skills and deep expertise who add value to the business through governance oversight.

In 2016, we have reviewed our size and composition and made a decision to recruit an additional Board member. To complement our Board, we successfully recruited Mr. Michaleski, who brings diverse skills and expertise. Our director search process includes:

ñ	forming a special Committee, if we decide it is needed, to assist the Governance and Human Resources Committee to find one or more additional directors to complement the skills and expertise of the Board;
ñ	reviewing the current skills matrix and identifying the desirable skill areas for a new director;

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Corporate Governance

ñ	engaging a search firm to assist with identifying a broad slate of candidates;
ñ	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
ñ	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
ñ	obtaining feedback from current directors on short-listed candidates;
ñ	arranging meetings with the Chair of the Board, the Lead Director, Committee Chairs and the President and Chief Executive Officer and the top candidates to determine interest and availability; and
ñ	recommending the chosen candidates to the Board.

Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, but also during the recommendation of the chosen candidate. We believe that by composing a Board of diverse backgrounds and skills, Vermilion has been and will continue to be successful in problem solving, deliberating key issues and making quality decisions, in addition to expanding the pool of qualified directors.

In 2015, the Board adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience. The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 23 for more on our skills matrix).

BOARD ASSESSMENTS

The Governance and Human Resources Committee ensures that each member of the Board, the Committees, the Chair of the Board, Lead Director and the other directors are assessed annually in light of their relevant terms of reference.

Directors complete a number of different evaluations, including:

ñ	rating their own effectiveness and the effectiveness of each Committee; and
ñ	evaluating the contributions of their peers, including the Chair of the Board and the Lead Director, in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by the Corporate Secretary, who is a senior partner of our external legal counsel Norton Rose Fulbright and is not an employee of Vermilion. The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the Governance and Human Resources Committee and the Board, who decide whether any changes are needed to the

Board’s processes, composition or Committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2016 indicated that all individuals and groups were effectively fulfilling their responsibilities.

RISK OVERSIGHT

With respect to operating and environmental controls, the Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks. Subsequently, the Health, Safety and Environment Committee reports its findings to the Board.

The Committees of the Board receive reports from management at each regular meeting on the risk areas they oversee. The Committees report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews the plans for the future of our business, our overall risk profile and risk management systems. It determines any areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 43 for a detailed review of our compensation design consistent with the approach to risk of Vermilion.

COMPENSATION

The Governance and Human Resources Committee, whose members are all independent, is responsible for reviewing and approving compensation paid to Vermilion’s directors and officers in light of current market conditions, competitive practice, subsequent to an assessment of compensation risk, while in line with the compensation philosophy.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 42 for our compensation discussion and analysis and starting on page 62 for details of executive compensation).

Compensation Consultant

The Governance and Human Resources Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices. An independent consultant was not engaged in 2016.

OTHER COMMITTEES

In addition to the Governance and Human Resources Committee, our three other standing Committees are:

ñ	Audit, whose report is on page 33;
ñ	Health, Safety and Environment, whose report is on page 36; and
ñ	Independent Reserves, whose report is on page 36.

Visit our website at www.vermilionenergy.com for the terms of reference for all Committees.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 41

Compensation Discussion and Analysis

Overview from Chair of the Board and Lead Director

You have entrusted your investment to us, and the Board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top quartile company. Key considerations in determining executive compensation in 2016 are described in this section.

Compensation Objective

We connect our performance metrics to our shareholder commitment by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion’s performance compared to peers. Pay for performance is the foundation of our compensation philosophy.

2016 Compensation Mix

We ensure most of the compensation for our executives is variable or at risk – only earned when performance targets are met. In 2016, 87% of the President and Chief Executive Officer’s compensation was variable compared to a peer group average of 84%.

Performance Evaluation

The directors review Vermilion’s corporate performance against pre-determined targets, as well as the President and Chief Executive Officer’s performance against agreed-upon annual objectives. The President and Chief Executive Officer and all of the executives must meet their objectives to receive a bonus and long-term incentive awards.

Ownership Guidelines

Our executives show their commitment to Vermilion by holding shares. Mr. Marino must hold a value equal to at least five times his base salary as long as he is the President and Chief Executive Officer of Vermilion.

He currently holds 17.2 times his base salary and he must continue to hold at least one times his base salary in shares for at least 12 months after he resigns or retires.

Mr. Donadeo, our former Chief Executive Officer, complied with the one year post retirement hold requirement as at March 1, 2017 (one year following his retirement as the Chief Executive Officer).

Submitted by Lorenzo Donadeo and Larry J. Macdonald,

Chair of the Board and Lead Director

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Compensation Discussion and Analysis

STRATEGY AND OBJECTIVES

Our compensation philosophy and objectives of the compensation program are the same for all staff and aligned with shareholder expectations.

Each employee and executive is eligible to participate in all elements of our compensation program which we believe strengthens our organizational alignment consistent with shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance. The four objectives that guide the design of Vermilion’s compensation plans are:

ñ	ensuring our operations worldwide are sustainable under a range of commodity price environments and when changes occur in our workforce;
ñ	allowing us to attract and retain the high-calibre employees that are important to our success;
ñ	rewarding all employees and executives when their performance and the company’s performance is top quartile; and
ñ	aligning compensation programs with our strategy to ensure prudent risk taking.

COMPENSATION PROGRAM DESIGN

In 2016, 87% of the President and Chief Executive Officer’s compensation was at risk.

Our compensation program has been designed to ensure reasonable objectives are built in to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.

Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable – paid only when individual and business outcomes including financial performance objectives are met (see page 61 for details of our total compensation mix for NEOs in the context of 2016 results and compensation).

Employees are rewarded based on their individual performance and impact on Vermilion’s overall success.

Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion provides consistency in compensation decisions by employing a similar evaluation process each year, while also considering current market conditions for executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected) to ensure we understand the possible and actual impacts of our compensation decisions.

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Compensation Discussion and Analysis

Our annual compensation process:

Setting Target Compensation Mix and Pay at Risk

Target compensation mix is based on:

ñ	base salary;
ñ	short-term incentive (bonus payments); and
ñ	long-term incentive (VIP share awards).

As Vermilion’s NEOs directly influence Vermilion’s business results, a higher amount of their pay mix is focused on pay at risk in both short and long-term incentives. Incentive plans are reviewed to ensure alignment to market with plan design “bookends” outlining minimum and maximum payouts. We review the performance scorecard measures annually to determine that the measure(s) accurately reflect our strategy and measure profitability as compared to our peers. We provide the GHR Committee with various market conditions when seeking approval of compensation programs. This stress-testing ensures that the GHR Committee understands the range of potential compensation. We also back-test to review the actual amounts recommended for payout are aligned with our initial expectations based on a combination of corporate and individual scorecard results.

Establishing Performance Objectives

In 2016, we used a balanced scorecard approach to measure corporate performance across multiple metrics.

Our performance indicators included both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the Board.

The corporate performance scorecard metrics are reviewed annually to ensure the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers where data is readily available to the public.

In 2015, we reviewed our scorecard structure and made changes to our model for determining short and long-term compensation with two scorecards for the 2016 performance year:

i.	one scorecard for annual short-term incentive plan (“STIP Scorecard”) (bonus payment and VIP grant determination); and
ii.	the second scorecard to measure longer-term incentive plan (“LTIP Scorecard”) business success aligned with shareholder interests and used to evaluate the application of the performance factor on the VIP vesting.

For the 2017 performance year, in order to provide further clarity to employees, we will utilize a STIP Scorecard and an LTIP Scorecard as follows:

The STIP Scorecard includes annual measures and will be used for the determination of the annual bonus awards.

STIP Scorecard
Measures We Use	Why We Use Them
Annual Relative Total Shareholder Return (25%)	Measures our performance against the performance of our peers
Financial and Operational (75%) ñ Annual Production per Share Growth (25%) ñ Annual After-tax Cash Flow Recycle Ratio (25%) ñ Health, Safety and Environment Performance (25%)	Measures efficiency and growth and health, safety and environment

The LTIP Scorecard includes three-year measures and will be used for determination of both the VIP grant values and the annual performance factor for the VIP vesting. The performance multiple determination for the VIP vesting will continue to be the average of the annual performance factors over the vesting period.

LTIP Scorecard
Measures We Use	Why We Use Them
Three-year Relative Total Shareholder Return (25%)	Measures our performance against the performance of our peers
Financial and Operational (50%) ñ Three-year Production per Share Growth (25%) ñ Three-year After-tax Cash Flow Recycle Ratio (25%)	Measures efficiency and growth
Performance and Strategic Objectives (25%)	Ensures our long-term success is aligned to our long-term strategy

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Compensation Discussion and Analysis

How we Measure Performance

We measure corporate performance similar to the way we measure individual performance.

We measure both corporate and individual performance in similar ways with a range of outcomes from underperform to exceptional. Compensation is delivered consistent with results.

Our performance management process includes:

ñ	setting clear expectations for performance;
ñ	communicating performance and development goals, and career aspirations;
ñ	identifying opportunities to learn and grow;
ñ	providing ongoing feedback;
ñ	evaluating results and how they were achieved; and
ñ	recognizing accomplishments.

Pay for Performance Compensation Decisions

Our compensation philosophy and objectives of the compensation program are the same for all staff and are aligned with shareholder expectations. Employees are rewarded for exceptional performance.

How we Manage Pay and Performance

We measure Company performance annually using our balanced scorecards. The Company performance along with individual performance are used to determine the annual bonus payout and to determine the annual grant of share awards. The number of Common Shares issued upon vesting of share awards is adjusted by the average performance factor for the three-year vesting period (see page 49 for further details on VIP).

Bonus

As illustrated in the following chart, top performers can receive up to two times their bonus target where underperformers do not receive a bonus payout. The foundation of our program is to incentivize employees to continuously outperform and create shareholder value through their contributions.

Vermilion’s bonus program follows a linear model and is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance. NEOs (excluding the President and Chief Executive Officer) bonus payments are based on one-third individual performance and two-thirds corporate performance, while the President and Chief Executive Officer performance is based solely on corporate performance as measured in the STIP Scorecard.

Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

In 2016, our annual awards corporate performance score was 1.75, which corresponds to commendable performance (see page 58 for full details on our scorecard). A corporate performance score of 1.75 equates to a 153% bonus multiplier for the 2016 performance year for the President and Chief Executive Officer.

In an effort to contain costs in 2017, the decision was made by the Board to limit the 2016 annual performance bonuses for our executives and staff worldwide, however, allowing for a slight increase year-over-year to reflect the strong corporate performance in the current commodity price environment.

2016 annual bonus payments compared to 2015 year for:

ñ	NEOs increased 6% in part due to changes in NEOs year-over-year;
ñ	executives in the same position year-over-year increased on average 20%; and
ñ	our President and CEO increased 19% in part due to his promotion to the President and CEO position as of March 1, 2016.

Despite a commendable result for the 2016 performance year, the Board exercised discretion to reduce the Chief Executive Officer bonus payment by 58%, and 61% overall for NEOs from the 2016 bonuses calculated using our STIP Scorecard. This follows an NEO bonus reduction of 49% in 2015 compared to 2014, and a reduction of 29% in 2014 compared to 2013.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 45

Compensation Discussion and Analysis

Long-term Incentive

The annual long-term award values for executives are determined based on the median grant value in the market for each executive position. Annually we review publicly disclosed proxy information for each of our executive positions and benchmark to the median award level of our peer group companies. We also take into consideration previous grant values. April 2016 share award grants for executives in the same position year-over-year were decreased on average by 3% compared to the 2015 levels which were reduced on average by 8% compared to 2014 share award grants as part of a corporate-wide reduction of award levels.

NEO	2016 Annual Share Award ($)
Marino (includes promotional grant)	3,011,815
Hicks	1,400,065
Kaluza (includes promotional grant)	1,028,268
Jasinski	680,447
Lake	338,471

Who is Involved in Compensation Decisions

Ultimate accountability for compensation decisions rests with the Board.

Each of management, the President and Chief Executive Officer, the Governance and Human Resources Committee and our Board have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes correlate to performance.

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Compensation Discussion and Analysis

In 2016, approximately 98% of our shareholders who cast an advisory vote on our ‘Say on Pay’ proposal voted in favour of our approach to executive compensation.

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation.

Linking Pay to Performance – Stress-Testing

At the end of the fiscal year, the Board evaluates Vermilion’s and the President and Chief Executive Officer’s performance against pre-established metrics outlined on the corporate scorecards. Individual NEO performance is evaluated by the President and Chief Executive Officer through the performance management process.

Each NEO has an individual component when determining the level of bonus payment and share awards granted pursuant to our VIP, while the President and Chief Executive Officer’s performance is solely based on corporate performance as measured in the STIP Scorecard.

ñ	A significant part of executive compensation is not guaranteed and changes year-over-year.
ñ	We must deliver minimum individual and corporate performance under our bonus plan – if not, bonuses are reduced.
ñ	We balance each compensation element’s actual payout or grant as compared to the corporate budget.
ñ	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market, and as Vermilion and executives achieve exceptional or top quartile performance, overall compensation can reach top quartile levels.
ñ	Our annual bonus has been designed with a maximum bonus (or cap on spending) and is measured annually.
ñ	One compensation program globally for executives and employees.

Determining Performance-Based Compensation Awards

One of Vermilion’s objectives is to increase shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay at risk. Over the past five years Vermilion has generated a compound annualized total return of 8.7% compared to our peer group average of -6.2%, excluding Vermilion.

We believe that key financial results, fund flows from operations per share, return on equity, relative total shareholder return and after-tax cash flow recycle ratio drive our share price. To achieve financial results, we believe we need to meet key operating measures, such as average production volumes, unit production costs and reserves targets. Our operating goals also reflect our strong commitment to health, safety and environment, through our health, safety and environment indicator measures.

Both financial and operating goals are driven by strategic imperatives such as sustaining a robust portfolio, attracting and retaining extraordinary people, offering best in class health, safety and environment, demonstrating operational excellence and operating in economically environmentally and socially sustainable environment, while providing top quartile shareholder returns. Additional information about our achievements against these objectives starts on page 55.

Management’s analysis to support compensation recommendations include:

ñ	compensation market information relating to our peer group and the oil and gas industry in local markets;
ñ	in 2016, total fees paid to Mercer and Equilar for consulting advice, compensation surveys and specific analyses were $50,990;
ñ	Vermilion’s performance and position against our peers;
ñ	suggestions from governance-minded organizations, such as the Canadian Coalition for Good Governance, ISS and Glass Lewis;
ñ	individual performance against stated objectives;
ñ	look forward to potential market conditions;
ñ	compensation trends and practices;
ñ	executive pay relative to TSR; and
ñ	corporate performance scorecards (STIP and LTIP Scorecards) are used to assess overall corporate results and are major drivers in determining short and long-term incentives (bonus and share awards).

The Governance and Human Resources Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee’s actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios – stress-testing compensation – ensures that the Governance and Human Resources Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with the President and Chief Executive Officer and the Executive Vice President, People & Culture, the Governance and Human Resources Committee makes recommendations to the Board on compensation, incentives, and benefit plans for the executive team and employees. The Governance and Human Resources Committee may, when it feels it is necessary, get advice from an outside consultant. A compensation consultant was not used in 2016.

The Board receives a report and recommendations from the Governance and Human Resources Committee and makes the final decision on compensation for all of the executives and the overall program for all employees.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 47

Compensation Discussion and Analysis

Establishing Target Compensation Levels

In addition to verifying companies within the peer group against pre-established criteria, we also evaluate our corporate performance scorecards objectives against our strategic plan, establishing targeted total direct compensation for NEOs and employees during the budget process and ensure alignment to local markets within our global compensation philosophy.

Back-Testing Compensation

As a final step, a look back to historical results is completed to ensure the compensation program is functioning as originally intended. For example, we review to ensure that the pay mix is appropriate for employee retention, while aligning with Vermilion’s compensation philosophy, shareholders’ expectations and requirements from regulators and good governance practices. Additionally, we compare our compensation program and recommended results back to the market to understand our compensation position relative to Vermilion’s corporate scorecards achievements.

ELEMENTS OF COMPENSATION

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay at risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay at risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites, savings plan and other benefits as applicable to our employees in other jurisdictions which are not based on individual achievements.

Total Compensation (three elements)

Targeted at the 50th percentile of the Company’s peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect Compensation (two elements) Dependent on base salary (e.g. Share Savings Plan) or a flat amount (e.g. parking).

	Base Salary	Bonus	Long-term Incentives	Benefits and Perquisites[1]	Share Savings Plan[1]
What we provide	Fixed amount paid to an employee	Variable amount paid to an employee	Variable amount paid to an employee in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Employees may contribute to a registered or non-registered plan for self and/or spouse
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain employees	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target Market alignment	Median, based on performance and internal equity	Up to top quartile, based on performance	Up to top quartile, based on performance	Median	Median
Performance period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
How payout works	Provided each pay period

Based on a percentage of eligible earnings and targets for executives

Bonus payment for President and Chief Executive Officer based on 100% corporate results, executives on 1/3 individual and 2/3 corporate, employees on 2/3 individual and 1/3 corporate

Paid in cash or shares or combination of both. Executive receive at least 50% in shares with after-tax dollars

			Grant based on job level, overall performance and effort towards achieving corporate objectives Prorated for new hires	Provided each pay period	Contributions provided each pay period, restriction on employer portion for one year
Triggers	Evaluated annually and on job change	“Good” individual performance and/or corporate performance – tied to “Corporate Performance Scorecard” on page 58	Cliff vesting tied to average “Corporate Performance Scorecard” over the vesting period (see page 58)	Benefits provided to all employees Parking only provided for senior level employees	Employee’s maximum contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions)
Risk	No risk	At risk reward	At risk reward	No risk	At risk based on stock price

Note:

1.	Benefits and perquisites and share savings plan may include other compensation as applicable to our employees in other jurisdictions.

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Compensation Discussion and Analysis

Employee Bonus Plan

Bonuses may be paid in cash, shares or a combination of both. For 2016, the Board determined that bonuses for Canadian (including Canadian NEOs) and expatriate employees be funded though shares from treasury. The number of shares issued in payment of the bonus is calculated using the TSX five-day weighted average closing price before the bonus is granted. Bonus shares vest immediately upon issue. Shares issuable under the bonus plan may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities). Currently the Employee Bonus Plan is subject to a maximum of 300,000 Common Shares that can be issued in any calendar year. For 2016 bonuses, a total of 72,427 shares were issued under the Employee Bonus Plan on March 8, 2017.

Recognition of Significant Contributions

In certain limited circumstances where an employee makes significant contributions to the Company, their bonus could exceed the top quartile. Bonus awards of this nature were not provided to executives or employees for the past three years.

Vermilion Incentive Plan

The VIP was approved by shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. On May 1, 2013, the VIP treasury rolling reserve was reduced from 10% to 5%, non-employee director participation limits were amended and all unallocated share awards were approved for an additional three years. On May 6, 2016, the VIP treasury rolling reserve was further reduced from 5% to 3.8% and the non-employee director participation limits were amended to align with shareholder advisory policies. Shareholder approval of unallocated share awards is required in 2019. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule “B” to the Circular. Vermilion’s compensation is designed on the principle of “one plan for everyone”, the Board, executives and employees together to drive organizational performance in the best interest of our shareholders.

The following information regarding share awards under the VIP is as of March 1, 2017.

Authorized for Issue[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Total Authorized and Reserved[3] (Percent of Outstanding Shares)
2,776,435 (2.34%)	1,734,945 (1.46%)	4,511,380 (3.8%)

Notes:

1.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of one times for the performance awards.
3.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.8% of the outstanding Common Shares from time-to-time.

The aggregate potential dilution of all issued and outstanding awards and shares authorized for issuance under Vermilion’s equity compensation plans is 3.8% of total issued and outstanding Common Shares from time-to-time. The burn rate shows how rapidly a company is using its shares reserved for equity compensation plans.

The burn rate is calculated by dividing the number of share awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Company’s shares. The following table summarizes Vermilion’s three-year annual and average three-year burn rate.

Year	Share Awards Granted[1] (#)	Bonus Plan Shares[2] (#)	Share Savings Plan Shares[3] (#)	Issued and Outstanding as at December 31 (#)	Burn Rate
2014	652,745	10,694	0	105,448,157	0.63%
2015	529,536	9,641	47,434	109,641,863	0.54%
2016	644,906	82,894	109,998	118,262,708	0.71%
Average Three-year Burn Rate:					0.63%

Notes:

1.	Share awards granted net of cancellations in the year noted. Cancellations represent employees leaving the Company.
2.	Shares issued under the Employee Bonus Plan Program in the year noted.
3.	Shares issued under the Employee Share Savings Plan in the year noted.

All share awards granted to executives are 100% performance-based. Other employees can chose to receive their awards as either:

ñ	100% of their grant as a performance-based award; or
ñ	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based share awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

2016 Performance Multiple = 2.0 Average Performance Factor over a Three-year Period (2013 – 2015)
2015 Annual Performance Factor:	2.0
2014 Annual Performance Factor:	2.0
2013 Annual Performance Factor:	2.0
Subtotal (Three-year Period)	6.0
Three-year Average (6.0 / 3)	2.0

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Compensation Discussion and Analysis

Except with respect to new hire or promotional awards (where they vest annually over three years), annual share award grants vest on April 1 of the third year after they were granted, or in certain circumstances on a later date if Vermilion is in a trading blackout on April 1.

Once vested, all share awards are settled in shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the Board. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in shares issued from treasury.

The maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual share award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding.

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align to our business. See page 58 for details of our Corporate Performance Scorecard.

For 2016, the Board reviewed the corporate performance for the long-term awards scorecard and determined that Vermilion’s performance was in the first quartile, the performance factor was determined to be 2.0 times.

For new hires and promotions, only the performance factor for the year(s) prior to the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

VIP Performance Factor Payout

Quartile Ranking	VIP Performance Factor Payout
4th Quartile	0.0 times
3rd Quartile	1.0 times
2nd Quartile	1.5 times
1st Quartile	2.0 times

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our shareholders. They must meet and maintain ownership requirements within specific timeframes (see page 53 for full details), and ownership generally exceeds beyond the ownership requirements. We believe our ownership policy governs the holding of shares inclusive of vesting of all of our share based compensation. These shares must be held until the executive resigns or retires from the company.

In addition to satisfying minimum ownership requirements, the President and Chief Executive Officer is required to hold one times his base salary in shares for 12 months after resignation or retirement.

Securities Authorized for Issue under Equity Compensation Plans – March 1, 2017

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Weighted-Average Exercise Price of Outstanding Share Awards($)	Number of Shares Remaining Available for Future Issue Under Plans[1](#)
All rights approved by shareholders	none	n/a	none
All share awards (VIP) approved by shareholders	1,734,945	57.29[2]	2,776,435[3]
Bonus Plan	n/a	n/a	227,576[3]
Share Savings Plan	n/a	n/a	283,861[3]
Any plans not approved by shareholders	none	n/a	none

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.8% of the outstanding Common Shares from time-to-time, subject to caps of 300,000 Common Shares per year under each of the Bonus Plan and the Savings Plan. This represents a total of 4,511,380 Common Shares as at March 1, 2017.
2.	Weighted average of the share awards on the date of grant.
3.	2,776,435 Common Shares remain available for future issuance is based on a 3.8% rolling reserve.

Employee Share Savings Plan

Funds contributed to our Savings Plan are used to buy Vermilion shares issued from treasury, on the open market or combination of both. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares purchased with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2016, a total of 25,682 shares were purchased on the TSX in the Savings Plan at prices per share between $34.68 and $42.00 and a total of 109,998 shares were issued from treasury at prices per share between $32.59 and $57.83.

We do not have a pension plan for any Canadian based employees, nor do we offer any deferred benefits.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions the employees are

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Compensation Discussion and Analysis

located in. Executives have the opportunity to participate in executive health benefits, however, participation in this program is not mandatory. Costs for NEOs have been included in the Summary Compensation Table on page 66.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The Governance and Human Resources Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide the following perquisites to executives: parking and an executive health plan.

PEER GROUP

Corporate Performance Peer Group

Every year we review and select a peer comparator group for performance benchmarking and compensation purposes based on discussions among the Board of Directors, management and, when deemed appropriate, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope.

2016 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,064	118,671	5,991	8,164
Baytex Energy Corporation	Calgary	780	69,509	4,594	1,531
Birchcliff Energy Ltd.	Calgary	338	49,236	2,710	2,474
Bonavista Energy Corporation	Calgary	445	68,550	3,172	1,221
Bonterra Energy Corp.	Calgary	170	12,650	1,148	969
Crescent Point Energy Corporation	Calgary	2,549	167,764	16,164	9,887
Crew Energy Inc.	Calgary	175	22,844	1,239	1,103
Enerplus Corporation	Calgary	882	93,125	2,639	3,064
Gran Tierra Energy Inc.	Calgary	383	27,062	1,838	1,620
MEG Energy Corp.	Calgary	1,626	81,245	8,921	2,090
NuVista Energy Ltd.	Calgary	257	24,638	961	1,199
Paramount Resources Ltd.	Calgary	249	31,860	2,059	1,912
Parex Resources Inc.	Calgary	590	29,715	1,235	2,586
Pengrowth Energy Corporation	Calgary	566	57,058	4,101	1,057
Penn West Exploration Ltd.	Calgary	608	54,990	3,339	1,192
Peyto Exploration & Development Corp	Calgary	560	96,975	3,463	5,467
Seven Generations Energy Ltd.	Calgary	1,247	117,800	6,602	10,968
Surge Energy Inc.	Calgary	166	12,888	1,115	747
TORC Oil & Gas Ltd.	Calgary	287	18,654	1,948	1,514
Tourmaline Oil Corp.	Calgary	1,125	185,672	9,358	9,645
Whitecap Resources Inc.	Calgary	635	45,841	5,135	4,479
Average (excluding Vermilion)	Calgary	700	66,036	4,178	3,471
Vermilion	Calgary	883	63,526	4,087	6,681
Vermilion’s position (out of 22)[5]	–	6	10	9	5
Statistical Distribution (excluding Vermilion)
25th Percentile	–	287	27,062	1,838	1,199
Median	–	566	54,990	3,172	1,912
75th Percentile	–	882	93,125	5,135	4,479
Vermilion Percentile	–	76	57	62	81

Notes:

1.	Figures reflect 2016 fiscal year results
2.	Sales, assets and market capitalization are set out in millions of dollars. Gran Tierra Energy Inc. and Parex Resources Inc. report in U.S. dollars. The sales figure has been converted at a 2016 average rate of 1.325 (USD/CAD). The assets figure has been converted at a December 31, 2016 rate of 1.344 (USD/CAD).
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2016.
5.	Position order is from largest to smallest.

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Compensation Discussion and Analysis

In February 2016, the corporate performance peer group selection process was reviewed and updated to expand the peer group to meet the desired size of 15 to 25 companies. This was required because many of the members of previous peer group no longer met the previous selection criteria. The screening for available peers began with the independent S&P/TSX Oil & Gas Exploration & Production Index. Index participants were then filtered to identify upstream producers only through the application of Global Industry Classification Standards (GICS) subgroup classification code 10102020. Members most comparable to Vermilion in terms of market capitalization and business model were identified using the following size criteria:

ñ	trailing 12-month revenues (derived primarily from direct investment in oil and gas extraction) of between 0.2x and 5x Vermilion’s trailing 12-month revenue; and
ñ	total assets between 0.2x and 5x Vermilion’s total assets.

A review of the peer group is completed annually to identify situations where unusual circumstances have meaningfully impacted a company's qualification for inclusion. The selection process provides a guideline for removal of companies that become the target of a merger or acquisition during the course of period being measured. The 2016 peer group is comprised of 22 companies, including Vermilion.

For 2017, the Board of Directors has elected to maintain the same peer group as 2016. This decision resulted from the fact that, due to the challenging commodity price environment experienced in 2016, a number of companies would have not met the size criteria noted above. This would have significantly reduced the peer group size, impacting Vermilion's ability to effectively assess its performance.

Compensation Peer Group

A compensation peer group has been established to closely align compensation to the companies close to Vermilion in terms of size and which have a similar compensation philosophy, particularly to target market position for base salaries.

For Board and executives, role specific data is gathered from corporate performance peer group proxies. If the information for an executive position is not disclosed in the proxy, then peer specific market data from the Mercer Total Compensation Survey (“MTCS”), our data provider, is gathered.

To establish an MTCS compensation peer group, the following criteria must be met: (i) companies must be included in Vermilion’s corporate performance peer group; and (ii) they must participate in the MTCS.

Annualized Total Shareholder Return1

Vermilion generated a total shareholder return to investors of 57.1% for the year ending December 31, 2016 compared to a peer group average (excluding Vermilion) of 81.3%, a compound annualized total return of 1.0% over the last three years and 8.7% over the last five years compared to our peer group average of -10.1% and -6.2%, respectively.

Notes:

1.	Annualized total return for period ended December 31, 2016.
2.	Three and five year peers’ average TSR excludes Seven Generations Energy Ltd. as it was not publicly traded prior to October 2014.

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Compensation Discussion and Analysis

EXECUTIVE OWNERSHIP GUIDELINES

The ownership policy manages the holding of shares until separation from the company and is in place of any restriction on sale of shares after vesting of awards. The President and CEO must continue to hold at least one times his base salary in shares for at least 12 months after he resigns or retires.

Executives have five years to accumulate the minimum number of shares required from the time they enter the position. The value of unvested share awards are not included in the calculation of ownership. All our executives meet and exceed ownership requirements.

After the five-year accumulation period, if an executive is not in compliance with the required share ownership policy, the executive has 30 calendar days to comply.

Ownership Policy: (times base salary)	President & CEO	Executives (Excluding President & CEO)
Required Share Ownership	5 times	3 times
Average Share Ownership	17.2 times	12.1 times
Post Resignation/Retirement Required Share Ownership	1 times	n/a

CLAWBACK POLICY (RECOUPMENT OF INCENTIVE COMPENSATION)

Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:

ñ	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
ñ	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
ñ	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from such executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

TRADING IN VERMILION SECURITIES

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

ñ	provides guidelines on material information and appropriate disclosure procedures;
ñ	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
ñ	allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;

ñ	gives guidance on the appropriate handling of confidential information; and
ñ	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

ANTI-HEDGING POLICY

In 2014 Vermilion adopted an anti-hedging policy that prohibited all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer, subject to certain exceptions. In March 2016, the Board approved an amendment to the anti-hedging policy in the code of business conduct and ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. Consistent with the existing policy, the revised anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

The amended policy is a robust anti-hedging policy aligned with best governance practices.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2016, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

SUCCESSION PLANNING

We have a succession plan for our executive team. We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

ñ	internal leadership development to enhance knowledge of the Company, industry and key leadership skills; and
ñ	enrollment in relevant university or executive leadership programs.

The Governance and Human Resources Committee is responsible for:

ñ	reviewing our talent pool and succession plan on an ongoing basis; and
ñ	ensuring the succession plan is presented to the Board each year.

The Board ensures that directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management staff.

PRESIDENT AND CHIEF EXECUTIVE OFFICER REVIEW

The Governance and Human Resources Committee oversees the performance review of the President and Chief Executive Officer. Tables on pages 55, 56 and 58 show Vermilion’s achievements under Mr. Marino’s leadership in 2016. Additional information on his personal achievements are set out on page 63.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 53

2016 Results and Compensation Impact

2016 Strategic Objectives were to:

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2016 Results and Compensation Impact

2016 STRATEGIC PLAN PERFORMANCE

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year as compared to our long-term strategic plan as part of our corporate performance scorecards. Achievements on the six components of our strategic plan and the NEOs responsible are shown below.

	Strategic Plan	Achievements	NEOs
1.	Top Quartile Shareholder Returns

ñ      Achieved a total shareholder return of 57.1% in 2016, compared to a peer group average, excluding Vermilion, of 81.3%, an S&P/TSX Oil & Gas Exploration & Production Index total return of 55.9%, and an S&P/TSX Composite Index total return of 21.1%.

ñ      Annualized three-year return of 1.0% ranked in the top quartile among our peers.

ñ      Reduced capital investment levels to minimize the impact of lower commodity prices on our balance sheet and support our continued sustainability. Our 2016 exploration and development ("E&D") capital investment of $242 million represents a decrease of 50% from 2015 levels and a decrease of 65% from 2014 levels, while production and reserves increased significantly over this period.

ñ      Achieved fund flows from operations that was within 1% of the prior year (despite a significant decrease in commodity prices) due to higher production and cost reductions across our business.

ñ      In keeping with our model of self-funded growth, our payout ratio in 2016 for exploration and development capital expenditures and cash dividends was 70% of fund flows from operations.

ñ      Maintained our monthly cash dividend of $0.215 per share. Vermilion is the only one of its peers that has never cut its dividend.

ñ      Participated in approximately 420 meetings with capital markets participants including institutional investors, research analysts, sales, retail brokers, media and others.

ñ      Delivered 10% production per share growth year-over-year in 2016. Proved and proved plus probable reserves on a per-share basis increased by 4% and 5%, respectively, year-over-year.

ñ      Since first gas began flowing from Corrib on December 30, 2015, the project has ramped up to peak plant capacity while experiencing lower-than-expected downtime. All six wells are now available for production and have demonstrated better-than-expected deliverability thus far.

✓ Marino ✓ Hicks ✓ Kaluza
2.	Robust Portfolio

ñ      Achieved 9% growth in proved reserves and 11% growth in proved plus probable reserves to 175.8 mmboe and 290.1 mmboe, respectively.[1]

ñ      Vermilion's GLJ 2016 Resource Assessment indicated risked low, best, and high estimates for contingent resources in the Development Pending category of 120.4 mmboe[2], 198.5 mmboe[2] and 309.4 mmboe[2], representing increases of 27%, 24% and 21%, respectively, compared to our GLJ 2015 Resource Assessment.[3] Over 90% of our 2016 risked contingent resources reside in the Development Pending Category, reflecting the high quality nature of our contingent resource base.

ñ      In the Netherlands, we acquired an incremental 30% working interest in the Drenthe VI production license, adding 30,000 net acres of land and a 30% after payout interest in one well.

ñ      Acquired operated and non-operated interests in five oil and three gas producing fields in Germany. Vermilion assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.

ñ      The Republic of Croatia ratified the grant of four exploration blocks to Vermilion. The exploration blocks consist of approximately 2.35 million gross acres (100% working interest) with a substantial portion of the acreage located near existing crude oil and natural gas fields in northeast Croatia.

ñ      Entered into a farm-in agreement in Slovakia, granting Vermilion a 50% working interest to jointly explore 183,000 acres on an existing license.

✓ Marino ✓ Hicks ✓ Kaluza

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 55

2016 Results and Compensation Impact

	Strategic Plan	Achievements	NEOs
3.	Operational Excellence

ñ      Achieved record average annual production of 63,526 boe/d during 2016, an increase of 16%.

ñ      Operating recycle ratio[4] was 4.9x in 2016, an increase over 3.6x achieved during 2015, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency despite the decline in commodity prices.

ñ      In Australia, we drilled two horizontal sidetrack wells from our Wandoo B platform with combined productivity of 4,500 bbls/d.

ñ      Increased production from Vermilion's Mannville play by 55% as compared to 2015. Mannville production in 2016 exceeded 11,000 boe/d.

ñ      On a per-unit basis, annual operating and G&A expenses decreased by 16% and 15%, respectively, year-over-year. Profitability Enhancement Plan (“PEP”) initiatives delivered cost savings across all our business units exceeding $70 million in 2016.

✓ Marino ✓ Kaluza ✓ Lake
4.	Best in Class Health, Safety and Environment (“HSE”)

ñ      Continuous improvement in leading and lagging indicators on standard industry measures such as emergency response exercises and lost time incidents. See notes 2 and 3 on page 57. Implemented our Corporate Process Hazards Analysis Standard in support of our focus on process safety.

ñ      Developed customized training programs related to HSE leadership and operator competency that combine HSE culture, knowledge management and technical safety, resulting in a direct improvement of our HSE performance and our capacity to integrate new operating areas.

ñ      Named to the CDP Climate “A” List, which recognizes companies for their actions in mitigating climate change. We were one of only five oil and gas companies in the world, and the only energy company in North America, to be awarded this distinction.

✓ Marino ✓ Kaluza ✓ Jasinski ✓ Lake
5.	Extraordinary People

ñ      Implemented President and CEO and COO succession plan with Mr. Anthony Marino promoted to President and Chief Executive Officer and Mr. Michael Kaluza promoted to Executive Vice President and Chief Operating Officer effective March 1, 2016.

ñ      Recognized by the Great Place to Work® Institute as one of the Top 30 Best Workplaces in Canada and France since 2010. Vermilion was also recognized as a Top 20 Best Workplace in the Netherlands and a Top 5 Best Workplace in the Berlin-Brandenburg region of Germany.

ñ      Recognition in 2016 Globe and Mail’s Board Games survey ranking 3rd in the oil and gas sector and in the top quartile of Canadian corporations in the S&P/TSX Composite Index.

ñ      Listed in the 2016 Best Practices report by the Coalition for Good Governance for our Proxy Circular disclosure on director and board independence, benefits and perquisites, demonstrating our best in class governance disclosure.

✓ Marino ✓ Jasinski
6.	Integrated Sustainability

ñ      Released our third annual Sustainability Report in 2016, detailing our efforts to generate environmental, social and economic benefits for all stakeholders.

ñ      Vermilion was ranked 9th on the Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada list 2016, a listing of top sustainability performers.

ñ      Between 2013 and 2016, Vermilion's MSCI ESG (environment, social and governance) rating increased from BB to BBB, and our score on MSCI's Governance Metrics Report ranks Vermilion in the 90th percentile globally.

✓ Marino ✓ Kaluza ✓ Jasinski

Notes:

1.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.
2.	Estimated risked contingent resource estimates as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016. See Appendix A of Vermilion’s 2016 Annual Information Form for further details on the chance of development and other country-specific contingencies.
3.	Estimated risked contingent resource estimates as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 8, 2016 with an effective date of December 31, 2015. See Appendix A of Vermilion’s 2015 Annual Information Form for further details on the chance of development and other country-specific contingencies.
4.	Non-GAAP measure. See Advisory in Schedule “F”.

Page 56 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

2016 Results and Compensation Impact

2016 PERFORMANCE – CORPORATE SCORECARDS MEASURES

Our corporate performance scorecards include both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. The table below describes 2016 STIP Scorecard and LTIP Scorecard measures and provides rationale for selecting each measure. Achievements on the key elements of our corporate performance scorecards help determine annual base salary, bonus and long-term incentive spend overall.

STIP Scorecard

Measure[1]	Description	Rationale
One-year Relative Total Shareholder Return (“TSR”)

One-year TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our shareholders, expressed as an annual percentage.

We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Production per Share (“PPS”) Growth	Annual measure of our ability to grow production on a per share basis. PPS = Total production for year / weighted average shares outstanding for year PPS Growth = Current year PPS / Prior year PPS - 1	Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.

After-tax cash flow recycle ratio = Fund flows from operations netback / FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.     ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.       the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

Health, Safety & Environment (“HSE”)	Year-end performance is measured against an industry typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management’s interests are aligned with HSE performance.

LTIP Scorecard

Measure[1]	Description	Rationale
Three-year Relative Total Shareholder Return (“TSR”)

Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period including the value of dividends.

Three-year relative TSR = (Current year closing share price + Dividends declared during the three-year period) / Closing share price three-years prior – 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.
Production per Share (“PPS”) Growth

Three-year measure of our ability to grow production on a per share basis. Expressed as a compounded annualized return percentage.

PPS = Total production for year / weighted average shares outstanding for year

Three-year PPS Growth = (Current year PPS / PPS three-years prior) ^ (1/3) - 1

Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances. The three-year metric assesses whether the Company has been able to sustain PPS growth over a longer timeframe.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given three-year period. The ratio is calculated by dividing the weighted average fund flows from operations netback for the three-year period by the weighted average cost to find or acquire and develop reserves on a per boe basis for the same period.

Three-year after-tax cash flow recycle ratio = Three-year weighted average fund flows from operations netback / Three-year weighted average FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.       ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.       the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment. Measuring recycle ratio over a three-year period incorporates the potential effect of differing commodity price cycles as well as the impact of capital investments and acquisitions over a longer timeframe.

Strategy

Achievement of the goals within each of the six components of our strategic plan:

1. Top Quartile Shareholder Returns

2. Robust Portfolio

3. Operational Excellence

4. Best in Class Health, Safety & Environment

5. Extraordinary People

6. Integrated Sustainability

Vermilion’s long-term and annual strategic plans are focused on creating value for our shareholders and other stakeholders. As such, the measurement of our achievements against these plans form an integral component of our corporate performance scorecard.

Notes:

1.	The STIP and LTIP Scorecards measures include non-standardized or non-GAAP measures. See Advisory in Schedule “F”.
2.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercise.
3.	Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Energy Inc. ■2017 Management Proxy Circular ■ Page 57

2016 Results and Compensation Impact

2016 PERFORMANCE – CORPORATE SCORECARDS RESULTS

In 2016, the Governance and Human Resources Committee has recommended enhanced disclosure to better demonstrate the link between the company’s performance and our compensation practices. Achievements on the key elements of our corporate performance scorecards help determine annual base salary, bonus and long-term incentive spend overall.

The following tables summarize in detail our 2016 STIP and LTIP Scorecards which include the full weightings, pre-established targets and results including the total weighted score.

STIP Scorecard (Annual Bonus and VIP Grant Determination) – One-year Period

						2016 Performance Year	2016 Corporate Performance Score Calculation at December 31, 2016
Category	Measure[1]	Exceptional	Commendable	Good	Underperform	Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	One-year Relative Total Shareholder Return (“TSR”) Jan 1 – Dec 31, 2016	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	57.1%	Good	0.75
Financial & Operational	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	9.9%	Exceptional	0.25
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	3.3x	Exceptional	0.25
	HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	25%	1.8	Commendable	0.50
	Overall						Total Weighted Average Corporate Performance Score “Commendable”		1.75

LTIP Scorecard (Performance Factor) – Three-year Period

						2016 Performance Year	2016 Corporate Performance Score Calculation at December 31, 2016
Category	Measure[1]	Exceptional	Commendable	Good	Underperform	Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Three-year Relative Total Shareholder Return (“TSR”) Jan 1, 2014 – Dec 31, 2016	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	3.0%	Exceptional	0.25
Financial & Operational	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	10.7%	Exceptional	0.25
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	2.1x	Exceptional	0.25
Strategy	Execution of Strategic Plan		Commendable			25%	Overview by year: 2014 – Good 2015 – Exceptional 2016 – Exceptional	Three-year Average Commendable	0.50
	Overall						Total Weighted Average Corporate Performance Score “Exceptional”		1.25

Note:

1.	The STIP and LTIP Scorecards include non-standardized or non-GAAP measures. See Advisory in Schedule “F”.

Page 58 ■Vermilion Energy Inc. ■ 2017 Management Proxy Circular

2016 Results and Compensation Impact

SCORECARDS CHANGES FOR 2017

We have made a change to our 2017 scorecard model used to determine short and long-term compensation by making a clearer distinction between the STIP and LTIP Scorecards and their application to our compensation.

Our STIP Scorecard measures results on an annual basis to determine annual compensation which rewards employees for their contributions and achievements of short-term business results. The measures used in the STIP Scorecard provide a variety of performance metrics which represents Vermilion’s financial health and performance over a short-term period (one-year). Effective for 2017, the annual STIP Scorecard will be used to determine annual bonus payments.

Our LTIP Scorecard measures results on the long-term success of the Company to determine long-term compensation which rewards employees for their contributions and achievements of long-term business results. The measures used in the LTIP Scorecard provide for a variety of performance metrics which represent Vermilion’s financial health and performance over a long-term period (three-year). Effective for 2017, the LTIP Scorecard will be used to determine both the share award grants and the performance factor for vesting share awards.

Current Scorecard	Scorecards Effective in the 2017 Year
STIP Scorecard – One-year Measurement (Bonus & VIP Grant Determination)	STIP Scorecard – One-year Measurement (2017) (Bonus Determination)
LTIP Scorecard – Three-year Measurement (Performance Factor Determination)	LTIP Scorecard – Three-year Measurement (2015 – 2017) (VIP Grant and Performance Factor Determination)

Board Discretion

The Board was satisfied that the results of its evaluations of Company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the Company overall, resulted in appropriate compensation for 2016. The Board exercised its discretion and reduced the compensation beyond what the formulaic results would have been for executives using our STIP Scorecard. This is a cost-reduction measure in the current low commodity price environment.

PERFORMANCE GRAPH

This graph compares the performance of Vermilion over the five-year period ending December 31, 2016 to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration & Production Index, and S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2011 and assuming reinvestment of dividends.

Annual Return[1]	2012	2013	2014	2015	2016
Vermilion Energy	20.2%	25.4%	-5.0%	-30.4%	59.4%
S&P/TSX Composite Index	7.2%	13.0%	10.6%	-8.3%	21.1%
S&P/TSX Oil & Gas E&P Index	-11.3%	13.8%	-22.1%	-32.1%	55.9%
S&P/TSX Capped Energy Index	-4.8%	13.3%	-16.3%	-24.1%	39.6%

Note:

1.	The annual return presented for Vermilion differs from the calculation of TSR included in this document as TSR does not assume the reinvestment of dividends.

Vermilion Energy Inc. ■2017 Management Proxy Circular ■ Page 59

2016 Results and Compensation Impact

NAMED EXECUTIVE OFFICER COMPENSATION TRENDS

The bar chart shows the trend in total compensation paid to our President and CEO and NEOs overall. Total compensation reflects the strength of our corporate performance in the current commodity price environment.

Notes:

1.	Effective March 1, 2016, Mr. Marino was appointed as President and Chief Executive Officer and received a promotional grant upon his appointment.
2.	NEOs vary from year-to-year.

COST OF MANAGEMENT RATIOS

We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Notes:
1.	Non-standardized financial measure. See Advisory in Schedule “F”.
2.	Total NEO compensation as a percentage of 2015 and 2016 net earnings is not applicable as the net earnings for those years were negative.

Page 60 ■Vermilion Energy Inc. ■ 2017 Management Proxy Circular

2016 Results and Compensation Impact

2016 TOTAL COMPENSATION MIX

Note:

1.	2016 NEO compensation mix includes the President and Chief Executive Officer.

2016 Actual Compensation Mix1

		Variable Pay at Risk
NEOs	Base Salary Rate	Bonus[2]	Share Awards[3]	Savings Plan	Other[4]
Marino	11.98%	5.74%	80.83%	1.25%	0.20%
Hicks	17.76%	6.83%	73.12%	1.86%	0.42%
Kaluza	22.01%	8.65%	66.56%	2.29%	0.49%
Jasinski	25.82%	9.78%	60.57%	2.71%	1.12%
Lake	45.94%	5.21%	39.52%	n/a	9.33%

Notes:

1.	All amounts are as a percentage of total compensation.
2.	2016 bonus payments for executives paid March 8, 2017 in shares from treasury and vest immediately. Mr. Lake’s bonus is payable in cash on March 30, 2017.
3.	Share awards granted on April 1, 2016.
4.	Other compensation includes parking allowance for Messrs. Marino, Hicks, Kaluza and Lake and Ms. Jasinski and executive health benefits for Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation benefit which is a standard benefit specific to Australian employees and a vehicle allowance.

2016 Variable Pay at Risk Compensation

	Target at Risk Compensation (as a Percentage of Base Salary)		Actual at Risk Compensation (as a Percentage of Base Salary)
Position	Bonus Target	Share Awards Target	2016 Bonus	2016 Share Awards[2]
President and Chief Executive Officer	75%	Value at Median of the Market[1]	47.92%	674.92%
NEOs (excluding President and CEO)	60%	Value at Median of the Market[1]	30.73%	252.84%

Notes:

1.	The annual long-term award values for NEOs are determined based on the market median grant value for each NEO position taking into consideration previous grant values.
2.	Share awards granted April 1, 2016.

Vermilion Energy Inc. ■2017 Management Proxy Circular ■ Page 61

Executive Compensation

Named Executives

Anthony Marino	President and Chief Executive Officer (appointed March 1, 2016)
Curtis Hicks	Executive Vice President and Chief Financial Officer
Michael Kaluza	Executive Vice President and Chief Operating Officer (appointed March 1, 2016)
Mona Jasinski	Executive Vice President, People & Culture
Bruce Lake	Managing Director, Australia Business Unit

President and Chief Executive Officer

Effective March 1, 2016, Mr. Marino was promoted to the President and Chief Executive Officer from President and Chief Operating Officer position.

As a result of his promotion:

ñ	Mr. Marino received a 5% base salary increase and a promotional share award grant in the amount of $411,722. For the 2016 and 2017 April annual review, Mr. Marino did not receive a base salary increase, consistent with the approach taken for the full executive team;
ñ	annual bonus for Mr. Marino increased by 19% compared to 2015 year. To manage affordability in light of the continued challenging commodity price environment, the Board exercised its discretion and reduced Mr. Marino’s annual bonus by 58% from the calculated 2016 bonus payment resulting from our STIP Scorecard. His annual base salary and annual bonus incentive totals $660,100 for 2016; and
ñ	the 2017 annual share award grant was reduced by 4% compared to the 2016 share award value.

Other NEOs

To demonstrate our continued commitment to containing costs in 2016 and 2017, the following compensation decisions were made for executives in the same position year-over-year:

ñ	base salaries have been kept flat to 2014 rates, providing a zero percent increase for the April 2015, 2016 and 2017 review dates. This is the third consecutive year in which executives did not receive a base salary increase;
ñ	annual bonuses increased in 2016 by an average of 20%. Despite a commendable result for the 2016 performance year, the Board exercised discretion to reduce the NEOs bonus payments by 61% overall from the 2016 bonuses calculated using our STIP Scorecard; and
ñ	April 2016 share award grants were decreased on average by 3% compared to the 2015 levels which were reduced by 8% overall compared to 2014 share award grants as part of a corporate-wide reduction of award levels.

Cost of Management Ratio

In the last 5 years Vermilion’s market capitalization increased by 30%. For the same period, the cost of management ratio averaged 0.2% of total market capitalization.

Ownership & Equity at Risk

The President and Chief Executive Officer is required to hold shares equal to five times the annual base salary and the executives to hold shares equal to three times the annual base salary as long as the executive is employed by Vermilion and holding the same position. All of our executives meet and exceed ownership requirements.

The ownership policy manages the holding of shares until separation from the company and is in place of any restriction on sale of shares after vesting of awards. The President and Chief Executive Officer must continue to hold at least one times his base salary in shares for at least 12 months after retirement or resignation.

Executives	Multiple of Base Salary	Equity ($)
Marino	17.2 times	7,675,315
Hicks	22.0 times	7,464,120
Kaluza	5.5 times	1,882,040
Jasinski	8.9 times	2,589,540
Average	13.4 times	4,902,754

Mr. Donadeo, our former Chief Executive Officer complied with our post resignation hold policy and as at March 1, 2017 (one year after his retirement) held a total of 307.7 times his annual base salary at March 1, 2016.

2016 Termination Obligations

If we had a change of control on December 31, 2016, our executives would have been entitled to receive a total of approximately $4.6 million in aggregate.

Page 62 ■Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Compensation

2016 COMPENSATION DECISIONS

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2016.

Anthony Marino, President and Chief Executive Officer[1]

As President and Chief Executive Officer, Mr. Marino is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our shareholders.

2016 Performance Results

ñ      Achieved total shareholder return of 57.1% in 2016, compared to a peer group average, excluding Vermilion, of 81.3%.

ñ      Delivered average production of 63,526 boe/d in 2016, an increase of 16% as compared to 54,922 boe/d in 2015. The annual production performance was achieved while reducing exploration and development (“E&D”) capital spending by 50% as compared to 2015.

ñ      Achieved average annual production per share growth of 9.9% while providing a reliable dividend.

ñ      Total proved (“1P”) reserves increased 9% to 175.8 mmboe[2] and total proved plus probable (“2P”) reserves increased 11% to 290.1 mmboe[2], representing year-over-year 1P and 2P per share reserves growth of 4% and 5%, respectively.

ñ      For 2016, operating recycle ratio[3] was 4.9x, an increase over 3.6x achieved during 2015, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency despite the decline in commodity prices.

ñ      Named to the CDP Climate Disclosure Leadership “A” List, which recognizes companies for their actions in mitigating climate change. We were one of only five oil and gas companies in the world, and the only energy company in North America, to be awarded this distinction.

ñ      Vermilion advanced its strategic plan with successful business development efforts in Canada, the Netherlands, Germany and Central Eastern Europe.

2016 Compensation Decisions

ñ      Effective March 1, 2016, Mr. Marino’s salary was increased by 5% due to his promotion to President and Chief Executive Officer.

ñ      To demonstrate our commitment to containing costs:

ñ      2017 base salary for Mr. Marino is kept flat to 2016 level, providing a zero percent increase.

ñ      2016 bonus award (paid in March 2017) was $213,850 representing a 19% increase compared to 2015 bonus received in his role as the President and COO. The calculated bonus payout was $509,219, however, the Board exercised its discretion to reduce Mr. Marino’s calculated bonus by 58% compared to a 60% reduction in 2016 for 2015 bonus. These reductions are designed to hold down costs during a continuing period of challenged commodity prices.

ñ      As a result of Mr. Marino’s appointment to President and Chief Executive Officer, he received an annual share award grant in the amount of $2,600,094 and a promotional award in the amount of $411,722 which vests annually over a three-year period.

ñ      Mr. Marino’s 2016 annual share award grant increased by 0.4% compared to the 2015 grant. The 2017 annual share award was reduced by 4% compared to the 2016 share award value.

2016 Compensation[4]	Base Salary	Bonus Award[5]	Share Award[6]	Total	Performance Based
	$446,250	$213,850	$3,011,815	$3,671,915	88%

Notes:

1.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.
3.	Non-GAAP measure. See Advisory in Schedule “F”.
4.	2016 compensation excludes all other compensation (see page 67).
5.	2016 bonus paid March 8, 2017 in shares from treasury with immediate vest.
6.	Share award granted April 1, 2016.

President and Chief Executive Officer Succession Planning Strategy

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future.

The Board has diligently reviewed succession planning for the President and Chief Executive Officer transition. Mr. Donadeo, who was a co-founder of Vermilion and had been the President and Chief Executive Officer of Vermilion since 2003, retired effective March 1, 2016 and became our Chair of the Board. Mr. Anthony Marino was promoted to the position of President and Chief Executive Officer from President and Chief Operating Officer, effective March 1, 2016. He joined Vermilion in June 2012 as Executive Vice President and Chief Operating Officer, and was named President and Chief Operating Officer in March 2014. Mr. Marino is an accomplished senior executive with a proven track record of high shareholder returns during his 35 year career in the energy industry.

Mr. Marino’s successor to the position of Chief Operating Officer, Mr. Michael Kaluza, was promoted to the position of Executive Vice President and Chief Operating Officer from Vice President, Canada Business Unit, effective March 1, 2016. Mr. Kaluza joined Vermilion in February 2013 as the Director of our Canadian Business Unit, and was promoted to Vice President of our Canadian Business Unit in May 2014. Mr. Kaluza has over 30 years of operations and management experience.

Vermilion Energy Inc. ■2017 Management Proxy Circular ■ Page 63

Executive Compensation

Curtis Hicks, Executive Vice President and Chief Financial Officer

As Executive Vice President and Chief Financial Officer, Mr. Hicks is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

2016 Performance Results

ñ      Stewarded the repayment of the $225 million of 6.5% Senior Unsecured Notes that came due on February 10, 2016.

ñ      Achieved fund flows from operations that was within 1% of the prior year (despite a significant decrease in commodity prices) due to higher production and reduced costs across all of our business units.

ñ      Maintained our monthly cash dividend of $0.215 per share. Vermilion is the only one of its peers that has never cut its dividend.

ñ      Vermilion’s Disclosure Officers participated in approximately 420 meetings with various capital markets participants including institutional investors, research analysts and others.

ñ      Awarded “TopGun CFO” by Brendan Wood International recognizing the ability to capture the attention and respect of investors for perceived exceptional financial management, shareholder reporting and communication.

2016 Compensation Decisions

ñ      To demonstrate our commitment to containing costs:

ñ      2016 and 2017 base salary was kept flat to 2014 rate, providing a zero percent increase for the third consecutive year.

ñ      2016 bonus award (paid in March 2017) was $130,800 representing a 29% increase compared to 2015. The calculated bonus payout was $311,447, however, the Board exercised its discretion to reduce Mr. Hicks’ calculated bonus by 58% compared to 70% reduction in 2016 for 2015 bonus. These reductions are designed to hold down costs during a continuing period of challenged commodity prices.

ñ      The 2016 annual share award grant was reduced by 5% compared to the 2015 level which was reduced by 8% compared to the 2014 grant. The 2017 annual share award grant was kept flat to the 2016 grant.

2016 Compensation[1]	Base Salary	Bonus Award[2]	Share Award[3]	Total	Performance Based
	$340,000	$130,800	$1,400,065	$1,870,865	82%

Notes:

1.	2016 compensation excludes all other compensation (see page 67).
2.	2016 bonus paid March 8, 2017 in shares from treasury with immediate vest.
3.	Share award granted April 1, 2016.

Michael Kaluza, Executive Vice President and Chief Operating Officer[1]

As Executive Vice President and Chief Operating Officer, Mr. Kaluza is responsible for overseeing Vermilion’s global operations, drilling and completion activities, exploration, marketing and health, safety and environment.

2016 Performance Results

ñ      Recorded average production of 63,526 boe/d in 2016, an increase of 16% as compared to 54,922 boe/d in 2015.

ñ      Reduced capital investment levels to minimize the impact of lower commodity prices to our balance sheet and support our continued sustainability. Our 2016 budget of $242 million represents a decrease of 50% from 2015 levels and a decrease of over 65% from 2014 levels.

ñ      Total proved (“1P”) reserves increased 9% to 175.8 mmboe[2] and total proved plus probable (“2P”) reserves increased 11% to 290.1 mmboe[2], representing year-over-year 1P and 2P per share reserves growth of 4% and 5%, respectively.

ñ      F&D costs were reduced by 38% to $5.57/boe.

ñ      For 2016, operating recycle ratio[3] was 4.9x, an increase over 3.6x achieved during 2015, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency despite the decline in commodity prices.

2016 Compensation Decisions

ñ      Effective March 1, 2016, Mr. Kaluza’s salary was increased by 5% due to his promotion to the Executive Vice President and Chief Operating Officer position.

ñ      To demonstrate our commitment to containing costs:

ñ      2017 base salary was kept flat to the 2016 level, providing a zero percent increase.

ñ      2016 bonus award (paid in March 2017) was $133,650 representing a 168% increase compared to 2015. The increase is due to his promotion to the executive role. The calculated bonus payout was $318,237, however, the Board exercised its discretion to reduce Mr. Kaluza’s calculated bonus by 58%. These reductions are designed to hold down costs during a continuing period of challenged commodity prices.

ñ      As a result of Mr. Kaluza’s appointment as Executive Vice President and Chief Operating Officer, he received an annual award in the amount of $760,447 and a promotional award in the amount of $267,821. This is the first share award grant Mr. Kaluza received as the Executive Vice President and Chief Operating Officer. The 2017 share award grant was reduced by 3% compared to the 2016 share award value.

2016 Compensation[4]	Base Salary	Bonus Award[5]	Share Award[6]	Total	Performance Based
	$340,000	$133,650	$1,028,268	$1,501,918	77%

Notes:

1.	Effective March 1, 2016, Mr. Kaluza’s position changed to Executive Vice President and Chief Operating Officer from Vice President, Canada Business Unit.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.
3.	Non-GAAP measure. See Advisory in Schedule “F”.
4.	2016 compensation excludes all other compensation (see page 67).
5.	2016 bonus paid March 8, 2017 in shares from treasury with immediate vest.
6.	Share award granted April 1, 2016.

Page 64 ■Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Compensation

Mona Jasinski, Executive Vice President, People & Culture

As Executive Vice President, People & Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to sustainability, global communications and community investment and building organizational culture.

2016 Performance Results

ñ     Led the staff engagement process via Great Place to Work. Recognized by the Great Place to Work® Institute as one of the Top 30 Best Workplaces in Canada and France since 2010. Vermilion was also recognized as a Top 20 Best Workplace in the Netherlands and a Top 5 Best Workplace in the Berlin-Brandenburg region of Germany.

ñ      Received recognition for governance practices in Globe and Mail’s 2016 Board Games survey, ranking 3rd among oil and gas companies.

ñ      Recognized in 2016 Best Practices report by the Coalition for Good Governance for Proxy Circular disclosure on director and board independence, benefits and perquisites, demonstrating our best in class governance disclosure.

ñ      Recognized for excellence in sustainability performance by Corporate Knights. In 2016 ranked 9th up from 15th in 2015 and 32nd in the Future 40’s 2014 inaugural listing. We are also the highest ranked oil and gas company on the list.

2016 Compensation Decisions

ñ      To demonstrate our commitment to containing costs:

ñ      The 2016 and 2017 base salary was kept flat to 2014 rate, providing a zero percent increase for the third consecutive year.

ñ      The 2016 bonus award (paid in March 2017) was $109,900 representing a 10% increase compared to 2015. The calculated bonus payout was $261,626, however, the Board exercised its discretion to reduce Ms. Jasinski’s calculated bonus by 58% compared to 67% reduction in 2016 for 2015 bonus.

ñ      The 2016 and 2017 annual share award grants were kept flat to the 2015 level which was reduced by 7% compared to the 2014 grant.

2016 Compensation[1]	Base Salary	Bonus Award[2]	Share Award[3]	Total	Performance Based
	$290,000	$109,900	$680,447	$1,080,347	73%

Notes:

1.	2016 compensation excludes all other compensation (see page 67).
2.	2016 bonus paid March 8, 2017 in shares from treasury with immediate vest.
3.	Share award granted April 1, 2016.

Bruce Lake, Managing Director, Australia Business Unit

As Managing Director, Australia Business Unit, Mr. Lake oversees the Australian Business unit operations including production, drilling and completion within our health, safety and environment objectives. He manages regulatory and government relations and continues to look for growth opportunities that can build on our operating reputation in Australia as an offshore mature life specialist.

2016 Performance Results

ñ      For the year ended December 31, 2016, Vermilion's production in Australia averaged 6,304 bbl/d of light crude oil and medium crude oil, little changed from production levels in 2012 – 2015.

ñ      During 2016, Vermilion drilled two successful sidetrack wells in Australia, among the most extreme extended reach (EER) drilling in the world.

ñ      The 2016 GLJ reserves evaluation[1] assigned 12,418 Mboe of total proved reserves and 17,068 Mboe of proved plus probable reserves to Vermilion's property located in Australia.

ñ      Reduced 2016 drilling and completion costs by $10mm from original budget.

2016 Compensation Decisions

ñ      To demonstrate our commitment to containing costs:

ñ      2016 base salary was increased by 0.76%, in line with our Australian compensation program.

ñ      2016 bonus award (paid in March 2017) was $44,652 representing a 10% increase compared to 2015. His annual bonus remains 50% below the 2013 bonus paid in 2014, as a cost reducing response to the commodity downturn.

ñ      The 2016 annual share award grant was increased by 6% compared to the 2015 level which was reduced by 16% compared to the 2014 grant. The 2017 annual share award grant was kept flat to the 2016 grant.

2016 Compensation[2]	Base Salary	Bonus Award[3]	Share Award[4]	Total	Performance Based
	$393,425	$44,652	$338,471	$776,548	49%

Notes:

1.	Estimated proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2016.
2.	Mr. Lake is paid in Australian dollars and values have been converted to Canadian dollars using the exchange rate (0.9707) on December 30, 2016. The 2016 compensation excludes all other compensation (see page 67).
3.	2016 bonus payable in cash on March 30, 2017
4.	Share award granted April 1, 2016.

Vermilion Energy Inc. ■2017 Management Proxy Circular ■ Page 65

Executive Compensation

SUMMARY COMPENSATION TABLE

The summary compensation table below sets out the compensation received by our NEOs over the past three years.

Executive and Title	Year	Salary[1] ($)	Share- based Awards[2] ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
					Annual Incentive Plans[3] ($)	Long-term Incentive Plans
Marino[5] President and Chief Executive Officer	2016 2015 2014	442,491 425,000 418,750	3,225,665 2,770,141 2,575,035	n/a n/a n/a	n/a n/a 305,000	n/a n/a n/a	n/a n/a n/a	54,043 56,106 59,193	3,722,199 3,251,247 3,357,978
Hicks Executive Vice President and Chief Financial Officer	2016 2015 2014	340,000 340,000 336,250	1,530,865 1,577,292 1,600,010	n/a n/a n/a	n/a n/a 210,000	n/a n/a n/a	n/a n/a n/a	43,785 48,667 48,684	1,914,650 1,965,959 2,194,944
Kaluza[6] Executive Vice President and Chief Operating Officer	2016 2015 2014	337,187 323,091 314,167	1,161,918 579,470 641,152	n/a n/a n/a	n/a n/a 170,200	n/a n/a n/a	n/a n/a n/a	42,986 42,037 41,871	1,542,091 944,598 1,167,390
Jasinski Executive Vice President, People and Culture	2016 2015 2014	290,000 290,000 286,250	790,347 780,467 735,045	n/a n/a n/a	n/a n/a 200,000	n/a n/a n/a	n/a n/a n/a	43,030 43,477 43,934	1,123,377 1,113,944 1,265,229
Lake[7] Managing Director, Australia Business Unit	2016 2015 2014	393,425 392,139 382,650	338,471 318,858 379,556	n/a n/a n/a	44,652 40,672 89,013	n/a n/a n/a	n/a n/a n/a	79,925 79,165 76,096	856,473 830,834 927,315
Total (2014, 2015, 2016)		5,311,400	19,004,292	n/a	1,059,537	n/a	n/a	802,999	26,178,228
Former Executive
Donadeo[8] Former Chief Executive Officer	2016 2015 2014	94,654 535,000 528,750	n/a 2,900,139 2,975,072	n/a n/a n/a	n/a n/a 400,000	n/a n/a n/a	n/a n/a n/a	11,357 72,210 72,202	106,011 3,507,349 3,976,024

Notes:

1.	Base salary earned in the year noted. Base salary changes are generally effective in April of each year. Base salaries for executives in the same position year-over-year have been kept flat to 2014 rates, providing a zero percent increase for 2015, 2016 and for the April 2017 review date. This is the third consecutive year, our executives did not receive a salary increase.
2.	Includes: (i) the value of share awards granted on April 1, 2016 multiplied by the grant value of $37.70 (fair value) and (ii) the total value of the 2016 bonus payments ($588,200) paid March 8, 2017 in shares from treasury and vest immediately for NEOs excluding Mr. Lake’s bonus payment ($44,652) payable in cash. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2016, the accounting fair value of share-based awards granted to NEOs in 2016 totaled $11,880,514.
3.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. Historically, the Board has approved 50% of executive bonuses to be paid in shares and the remainder in cash. In 2015 and 2016, the full incentive plan payment was paid in shares from treasury for NEOs excluding Mr. Lake whose bonus is payable in cash consistent with the Australian compensation program.
4.	All other compensation includes contributions made by Vermilion to the share savings plan (as we do not have a pension plan in Canada), parking fees and executive benefits for Messrs. Marino, Hicks, Kaluza and Donadeo and Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation benefit which is a standard benefit specific to Australian employees and a vehicle allowance.
5.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.
6.	Effective March 1, 2016, Mr. Kaluza’s position changed to Executive Vice President and Chief Operating Officer from Vice President Canada Business Unit.
7.	Mr. Lake is paid in Australian dollars and values have been converted to Canadian dollars using the exchange rate (0.9707) on December 30, 2016.
8.	Effective March 1, 2016, Mr. Donadeo retired as Chief Executive Officer and was appointed as Chair of the Board. Values reported in the Summary Compensation Table represent compensation received as Chief Executive Officer in 2016 and excludes compensation received as Chair of the Board, which is reported in the Directors Summary Compensation Table.

Page 66 ■Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Compensation

NEOs	Year	Savings Plan ($)	Other Perquisites ($)	Total All Other Compenstion[1] ($)
Marino	2016 2015 2014	46,462 44,110 43,968	7,581 11,996 15,225	54,043 56,106 59,193
Hicks	2016 2015 2014	35,700 35,289 35,306	8,085 13,378 13,378	43,785 48,667 48,684
Kaluza	2016 2015 2014	35,405 33,532 32,988	7,581 8,505 8,883	42,986 42,037 41,871
Jasinski	2016 2015 2014	30,450 30,099 30,056	12,580 13,378 13,878	43,030 43,477 43,934
Lake	2016 2015 2014	n/a n/a n/a	79,925 79,165 79,096	79,925 79,165 79,096
Former Executive
Donadeo	2016 2015 2014	9,939 55,527 55,519	1,418 16,683 16,683	11,357 72,210 72,202

Note:

1.	All other compensation includes contributions made by Vermilion to the share savings plan (as we do not have a pension plan in Canada), parking fees and executive benefits in 2016 for Messrs. Marino, Hicks, Kaluza and Donadeo and Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation benefit which is a standard benefit specific to Australian employees and a vehicle allowance.

Share Awards and Value

All share awards granted to NEOs that are outstanding as of December 31, 2016 are subject to the performance factors described on page 49. The value of share awards on December 31, 2016 was calculated using the TSX closing price of $56.49.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	December 31, 2016 Value[4] ($)
Marino	April 1, 2016	April 1, 2017 – 2019	37.70	10,921	411,722	1,033,766
	April 1, 2016	April 1, 2019	37.70	68,968	2,600,094	5,181,683
	April 1, 2015	April 1, 2018	54.32	47,683	2,590,141	4,498,333
	April 1, 2014	April 1, 2017	68.96	37,341	2,575,035	4,218,786
	Total			164,913	8,176,992	14,932,568
Hicks	April 1, 2016	April 1, 2019	37.70	37,137	1,400,065	2,790,166
	April 1, 2015	April 1, 2018	54.32	27,174	1,476,092	2,563,549
	April 1, 2014	April 1, 2017	68.96	23,202	1,600,010	2,621,362
	Total			87,513	4,476,167	7,975,077
Kaluza	April 1, 2016	April 1, 2017 – 2019	37.70	7,104	267,821	672,457
	April 1, 2016	April 1, 2019	37.70	20,171	760,447	1,515,482
	April 1, 2015	April 1, 2018	54.32	9,206	500,070	868,478
	May 13, 2014	April 1, 2015 – 2017	71.15	1,041	74,067	117,612
	April 1, 2014	April 1, 2017	68.96	6,164	425,069	696,409
	Total			43,686	2,027,474	3,870,438
Jasinski	April 1, 2016	April 1, 2019	37.70	18,049	680,447	1,356,052
	April 1, 2015	April 1, 2018	54.32	12,527	680,467	1,181,776
	April 1, 2014	April 1, 2017	68.96	10,659	735,045	1,204,254
	Total			41,235	2,095,959	3,742,082
Lake	April 1, 2016	April 1, 2018	37.70	8,978	338,471	674,532
	April 1, 2015	April 1, 2017	54.32	5,870	318,858	553,766
	April 1, 2014	April 1, 2016	68.96	5,504	379,556	621,842
	Total			20,352	1,036,885	1,850,140
Former Executive
Donadeo[5]	April 1, 2015	April 1, 2018	54.32	49,708	2,700,139	4,689,368
	April 1, 2014	April 1, 2017	68.96	43,142	2,975,072	4,874,183
	Total			92,850	5,675,211	9,563,551

Notes:

1.	In addition to the 2016 annual award grants, Messrs. Marino and Kaluza received a promotional grant on April 1, 2016 which vest over three years. Mr. Kaluza was promoted to Vice President, Canada Business Unit and received a promotional grant on May 13, 2014 which vests over three years.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2016, excluding reinvested dividends.
3.	Value of outstanding share awards granted. No vested share awards remained to be paid out or distributed on December 31, 2016.
4.	The value as of December 31, 2016 on the TSX of $56.49. It does not include the value of reinvested dividends.

An average performance multiple was applied as follows:

a.	Share awards vesting in 2019: 2 for 2016, 1 for 2017, 1 for 2018 for an average of 1.33.
b.	Share awards vesting in 2018: 2 for 2015, 2 for 2016, 1 for 2017 for an average of 1.67.
c.	Share awards vesting in 2017: 2 for 2014, 2 for 2015, 2 for 2016 for an average of 2.
5.	Represents share awards received as former Chief Executive Officer. In accordance with our Vermilion Incentive Plan text, Mr. Donadeo’s share awards previously granted continue to vest as he remains a service provider of the Company in his current role as Chair of the Board.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 67

Executive Compensation

NEOs Value of Share Awards Vested and Bonus Earned During 2016

Award Type	Marino ($)	Hicks ($)	Kaluza ($)	Jasinski ($)	Lake ($)	Donadeo ($)[1]
Share awards[2]	2,852,602	2,077,709	813,145	1,083,351	595,481	4,145,830
Incentive plan awards[3]	213,850	130,800	133,650	109,900	44,652	0

Notes:

1.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer. Mr. Donadeo was not eligible for a bonus payment in 2016.
2.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $37.70 – the five-day weighted average for the five days preceding the vesting date of April 1, 2016. These share awards were granted on April 1, 2013 for all executives. Messrs. Marino and Hicks were granted an additional special share award on August 13, 2013 and Mr. Kaluza received a promotional grant on May 13, 2014.
3.	2016 Bonuses paid in shares from treasury on March 8, 2017 and vest immediately for current NEOs excluding Mr. Lake whose bonus is payable on March 30, 2017 in cash consistent with the Australian compensation program.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the executives since March 15, 2016. This table does not include unvested share awards.

Executive	Shares March 1, 2017 (#)	Shares March 15, 2016 (#)	Net Changes (#)	Total Equity at Risk March 1, 2017
				Value[1] ($)	Multiple of Base Salary
Marino[2]	147,659	101,485	46,174	7,675,315	17.2 times
Hicks	143,596	142,306	1,290	7,464,120	22.0 times
Kaluza	36,207	21,438	14,769	1,882,040	5.5 times
Jasinski	49,818	50,478	(660)	2,589,540	8.9 times

Notes:

1.	Calculated based on the total number of shares on March 1, 2017 multiplied by $51.98 (the TSX closing price on March 1, 2017).
2.	Mr. Marino was promoted to the President and Chief Executive Officer position effective March 1, 2016 and must hold at least five times his annual base salary as long as he is employed by Vermilion. He also must continue to hold at least one times his annual base salary for at least 12 months following resignation or retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

ñ	by Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;
ñ	by the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or
ñ	after a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

ñ	any unpaid salary up to the termination date;
ñ	all outstanding vacation pay; and
ñ	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart on the following page.

Page 68 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Executive Compensation

Based on 2016 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2016.

Executive	Salary ($)	Bonus ($)	Benefits ($)	Total ($)
Marino	892,500	465,900	127,927	1,486,327
Hicks	680,000	294,667	107,670	1,082,337
Kaluza	680,000	255,500	97,783	1,033,283
Jasinski	580,000	273,267	106,160	959,427
Total	2,832,500	1,289,334	439,540	4,561,374

Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
For Just Cause or by executive without Good Reason (Resignation)	None	None	All share awards expire on the termination date	None
Without Just Cause (by Vermilion) or For Good Reason (by executive)	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date, if the vesting date is within 90 days of termination date, continue to vest	Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice President	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule	Amount equal to cost of benefits for the severance period
Death	Prorated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the prorated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page 69

Schedules and Other Information

Page 70 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Schedules and Other Information

SCHEDULE “A” – TERMS OF REFERENCE

I.	INTRODUCTION
A.	The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")[1] consistent with the Board's responsibility to the shareholders to maximize shareholder value.
B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
B.	At least two-thirds of the directors comprising the Board must qualify as independent directors[2].
C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time-to-time.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;
ii)	selecting and setting the terms of reference for the Chairman of the Board;
iii)	nominating candidates for election to the Board;
iv)	appointing committees;
v)	determining director compensation; and
vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.	Management and Human Resources

The Board has the responsibility for:

i)	the appointment and succession of the Chief Executive Officer (the "President and Chief Executive Officer") and monitoring President and Chief Executive Officer performance, approving President and Chief Executive Officer compensation and providing advice and counsel to the President and Chief Executive Officer in the execution of the President and Chief Executive Officer's duties;
ii)	approving terms of reference for the President and Chief Executive Officer;
iii)	satisfying itself as to the integrity of the President and Chief Executive Officer and the other executives and that the President and Chief Executive Officer and the other executives create a culture of integrity throughout the organization;
iv)	in consultation with the President and Chief Executive Officer, approve annual objectives that the President and Chief Executive Officer is responsible for meeting;
v)	reviewing President and Chief Executive Officer performance at least annually, against agreed upon written objectives;
vi)	approving decisions relating to senior management including the:
a)	appointment and discharge of officers;
b)	compensation and benefits for executives;
c)	President and Chief Executive Officer's acceptance of public service commitments or outside directorships; and
d)	employment contracts, termination and other special arrangements with executives, or other employee groups.
vii)	ensuring succession planning programs are in place, including programs to train and develop management;
viii)	approving certain matters relating to all employees, including:
a)	the annual salary policy/program for employees;
b)	new benefit programs or material changes to existing programs; and
c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.	Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii)	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
iii)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
iv)	approve material divestitures and acquisitions; and
v)	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

Notes:

1. Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.

2. The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines.

Vermilion Energy Inc. ■ 2017 Management Proxy Circular ■ Page A-1

Schedules and Other Information

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii)	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii)	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;
iv)	review operating and financial performance relative to budgets or objectives;
v)	approve annual and quarterly financial statements, related Management's Discussion & Analysis and related press releases and approve release thereof by management;
vi)	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii)	declare and approve dividends;
viii)	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;
ii)	assess and monitor management control systems:
a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii)	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)	adopt a written Code of Business Conduct and Ethics; and
iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii)	approve interaction with shareholders on all items requiring shareholder response or approval;
iii)	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi)	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii)	approving matters requiring shareholder approval at shareholder meetings.
B.	Legal requirements for the Board include:
i)	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Page A-2 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

Schedules and Other Information

SCHEDULE “B” – SUMMARY OF VERMILION INCENTIVE PLAN

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaces the TAP (Trust Unit Award Incentive Plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010 as part of the Trust to Corporation conversion. The VIP treasury reserve is approved by the shareholders every three years. In conjunction with the approval of all unallocated share awards and amendment to the maximum number of Common Shares to be delivered to non-employee directors, shareholders approved a reduction of treasury rolling reserve from 10% to 5% on May 1, 2013 and from 5% to 3.8% on May 6, 2016. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders when they are granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	Currently 3.8% of Vermilion’s issued and outstanding Common Shares (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan).
Total issued to any participant[1]	Currently 3.8% of Vermilion’s issued and outstanding Common Shares. The total number of shares issuable under actual grants as of March 1, 2017 representing 3.8% of Vermilion’s issued and outstanding Common Shares.

Note:

1.	On a non-diluted basis.

The number of shares subject to a share award is determined at the time of grant. The vesting schedules are set out on page 49. Vesting occurs on April 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time.

Within two and a half months of vesting, Common Shares (or an equivalent cash value or a combination of cash and shares, as decided by the Board) are issued to the participant. Share awards that vest before termination or any applicable notice date are paid in full. Unvested share awards are treated as set out below, depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Disability	Vest according to their normal schedule
Voluntary Leave of absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Under the VIP, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provisions of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are terms of the VIP:

ñ	Participants do not have the rights of shareholders, including the right to vote, until shares have been issued under the share award.
ñ	Non-employee director participation is limited as specified in the VIP.
ñ	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
ñ	The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:
ñ	increase the maximum number of shares reserved for issue under the VIP;
ñ	add any form of financial assistance for the exercise of restricted shares;
ñ	impair or dilute the outstanding shares or material benefits of an awardee; or
ñ	change the eligible participants in a way that increases participation by insiders; or contravene TSX requirements or other laws.
ñ	The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.
ñ	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
ñ	The maximum exercise and surrender periods are December 31st of the third year from the date of Grant.
ñ	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval (which was last given on May 6, 2016) when shareholders approved all unallocated share awards under the plan for three years. The next shareholder approval is scheduled for May 2019.

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Schedules and Other Information

ñ	Part-time work arrangements for employees, grants are adjusted for changes to part-time employment status; adjustments are directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).
ñ	The vesting of awards, issuance of shares and sale of shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the black-out period.
ñ	If shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase shares at prices substantially below fair market value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

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SCHEDULE “C” – SUMMARY OF EMPLOYEE BONUS PLAN

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the Board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced using the TSX five-day trading weighted average share price before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are other terms of the bonus plan:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Bonus Plan, representing 0.25% of Vermilion’s issued and outstanding Common Shares.
ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common Shares.
ñ	Participation in the Bonus Plan does not confer any right to continued employment.
ñ	Participants whose employment is terminated (for or without cause) are not entitled to receive a bonus, including termination due to disability, death or other circumstance.
ñ	Vermilion may withhold from payments made under the bonus plan to comply with tax withholding obligations.
ñ	Upon a change of control the Bonus Plan will terminate and each participant will be paid a final bonus in an amount determined by the Board to be appropriate.
ñ	The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without shareholder approval:
ñ	amend the number of shares issuable under the Bonus Plan;
ñ	result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
ñ	change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

At the annual general meeting a on May 6, 2016, shareholders approved an amendment to Vermilion’s Employee Bonus Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8%, subject to an annual cap of 300,000 Common Shares that may be issued under the Bonus Plan in any calendar year.

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SCHEDULE “D” – SUMMARY OF EMPLOYEE SHARE SAVINGS PLAN

The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion.

The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Common Shares issued from treasury under the Savings Plan will be priced either: (i) if the plan agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, treasury shares will be issued at the weighted average trading price of the Common Shares on the TSX on the 5 trading days preceding the treasury issuance date.

Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.

Other terms of the Savings Plan include:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Savings Plan, representing 0.25% of Vermilion’s issued and outstanding Common Shares.
ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.
ñ	A participant's entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).
ñ	If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.
ñ	Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.
ñ	A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant's right to terminate his or her participation in the Savings Plan.
ñ	Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).
ñ	The Board may amend, suspend or discontinue the Savings Plan at any time, provided that, without shareholder approval, no amendment may:
ñ	amend the number of Common Shares issuable under the plan;
ñ	increase participation limits solely to the benefit of insiders of Vermilion; or
ñ	amend the amendment provision of the plan.

At the annual general meeting on May 6, 2016, shareholders approved an amendment to Vermilion’s Employee Share Savings Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8%, subject to an annual cap of 300,000 Common Shares that may be issued under the Savings Plan in any calendar year.

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SCHEDULE "E" – SUMMARY OF SHAREHOLDER RIGHTS PLAN

Background

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the trust units of the Trust. In conjunction with the conversion of the Trust to a corporation on September 1, 2010 the shareholder Rights Plan was approved and subsequently re-approved in 2013 and 2016.

The objectives of the shareholder Rights Plan are to ensure, to the extent possible, that all shareholders of Vermilion are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (a) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (b) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (c) make reasoned recommendations to the shareholders.

The shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Company. As set forth in detail below, the shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the shareholder Rights Plan. Accordingly, the shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding Common Shares of the Company, all shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Takeover Bid Regime Amendments

On February 25, 2016 the CSA announced amendments to the Canadian regime governing the conduct of takeover bids.

In summary, the proposed amended takeover regime requires that all non-exempt takeover bids: receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid (excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror); be extended by the bidder for at least 10 days after the Minimum Tender Requirement has been achieved (and not exceeding 10 days in the case of partial takeover bids) and all other terms and conditions of the bid have been complied with or waived; and remain open for a minimum deposit period of 105 days unless the target board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or the issuer issues a news release that it intends to effect, by agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The CSA has indicated that the purpose of the takeover bid regime amendments is to facilitate the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions and to provide the offeree board with additional time and discretion when responding to a take-over bid.

The take-over bid regime amendments came into force on May 9, 2016.

Summary of the Plan

The following summary of terms of the Shareholder Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement dated as of September 1, 2010, as amended and restated as of May 1, 2013 and May 6, 2016 respectively, between Vermilion Energy Inc. and Computershare Trust Company of Canada, as rights agent, (the "Shareholder Rights Plan Agreement"). A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Term

Pursuant to the terms of the Shareholder Rights Plan Agreement, the Shareholder Rights Plan will expire upon the termination of the Meeting unless Shareholders ratify and re-confirm the continued existence of the Shareholder Rights Plan Agreement. If approved, the Shareholder Rights Plan Agreement will continue until the annual meeting of shareholders of the Company in 2019. In light of the recently announced amendments to the Canadian takeover bid regime which came into force on May 9, 2016, we will continue to monitor developments relating to shareholder rights plans to determine whether any further shareholder action is required in relation to the Shareholder Rights Plan prior to the next scheduled re-confirmation in 2019.

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Schedules and Other Information

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Shareholder Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Shareholder Rights Plan) of more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender voting Common Shares to a takeover bid made by such person, provided that the agreement meets certain requirements including: (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available; (b) the shareholder who has agreed to tender voting Common Shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting Common Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the shareholder has agreed to deposit or tender voting Common Shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting Common Shares offered to be purchased under the Lock-Up Bid is less than all of the voting Common Shares held by shareholders (excluding Common Shares held by the offeror), the number of voting Common Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting Common Shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting Common Shares offered to be purchased under the Lock-Up Bid; and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting Common Shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to Common Shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following: (a) the takeover bid must be made by means of a takeover bid circular; (b) the takeover bid is made to all holders of voting Common Shares as registered on the books of the Company, other than the offeror; (c) the takeover bid contains, a provision that no voting Common Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days following the date of the takeover bid and only if at such date more than 50% of the voting Common Shares held by Independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and have previously been or are taken up at the same time; (d) the takeover bid contains a provision that, voting Common Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting Common Shares may be taken up and paid for and that any voting Common Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and (e) the takeover bid contains a provision that if, on the date on which voting Common Shares may be taken up and paid for, more than 50% of the voting Common Shares held by Independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of voting Common Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in

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Schedules and Other Information

existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and be made prior to expiry, termination or withdrawal of the Permitted Bid, and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid; and 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting Common Shares on terms which the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting Common Shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting Common Shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting Common Shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting Common Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting Common Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing

Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Shareholder Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting Common Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Shareholder Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Independent shareholders (as defined in the Shareholder Rights Plan Agreement) (or the holders of Rights if the Separation Time has occurred) by majority vote, supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

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Schedules and Other Information

SCHEDULE "F" – ADVISORY STATEMENTS

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Management Proxy Circular (the “Circular”) includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated February 24, 2017, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2016. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.

Non-standardized and non-GAAP financial measures referenced in this document include:

After-tax cash flow recycle ratio: This non-standardized measure is calculated by dividing the Fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Fund flows from operations (“FFO”): This non-standardized financial measure is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Fund flows from operations netback: A non-standardized financial measure calculated as fund flows from operations divided by total production over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers.

Fund flows from operations per share: This non-GAAP financial measure is calculated as fund flows from operations divided by the basic weighted average shares outstanding as defined under IFRS.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A non-GAAP financial measure calculated as sales less the sum of royalties, realized hedging gain or loss, transportation, operating expense and PRRT divided by total production over the relevant period and expressed on a per boe basis. We assess the operating netback on a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers prior to corporate expenses and income taxes.

Operating recycle ratio: Non-GAAP financial measure calculated by dividing the operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Payout: Non-GAAP measure defined as net dividends plus capital expenditures and asset retirement obligations settled. May be reflected as a percentage of fund flows from operations.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmboe	million barrel of oil equivalent

Page F-1 ■ Vermilion Energy Inc. ■ 2017 Management Proxy Circular

CORPORATE INFORMATION

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chair of the Board
✓	Terms of Reference for the Lead Director
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and Chief Executive Officer
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee

A copy of Vermilion’s security based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (as filed on April 6, 2016 under “Other Securityholders Documents”).

✓	Vermilion Incentive Plan
✓	Employee Share Savings Plan
✓	Employee Bonus Plan

VISION

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy.

MISSION

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate.

CORE VALUES

Excellence

We aim for exceptional results in everything we do.

Trust

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

Respect

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

Responsibility

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.